FPFX Shareholder Value Committee
                                  7 Egret Lane
                             Aliso, Viejo, CA 92656

                                                              September 20, 2005
Mail Stop 04-09
---------------
Mr. Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 -3628

                  Re:   FirstPlus Financial Group
                        Preliminary Proxy Statement on Schedule 14A
                        Filed July 28, 2005 by James T. Capretz, Robert D. Davis, George R. Eberting, Rupen Gulenyan, James P. Hanson and Danford L. Martin (the FPFX Shareholder Value Committee)
                        SEC File Number 1-13753

Dear Mr. Duchovny:

     I am in receipt of your letter dated August 5, 2005 regarding preliminary Proxy Statement filed by the above-referenced shareholders (the "Participants") in connection with the solicitation of proxies in connection with the upcoming Annual Meeting of Shareholders (the "Meeting") of FirstPlus Financial Group (the Company"). A number of stylistic changes to the first several pages of the Proxy Statement as well as made changes in response to your comments. Submitted concurrently is a revised preliminary Proxy Statement. We respond to staff's comments as follows:

     1. Schedule 14A. The participants filed a Schedule 13D on August 26, 2005. See Enclosure 1 for Committee Background.

     2. Schedule 14A. We are aware that the Company intends to solicit proxies in connection with the Meeting. Except for information on the Company's website www.firstplusgroup.com, and the Proxy Statement the Company will file, we are aware of no participation by the Company or its current management in connection with the solicitation of proxies for the Meeting. A copy of the material contained in the www.firstplusgroup.com website is enclosed (see Enclosure 2).

     3. Schedule 14A. We have revised Page 1 of the Proxy Statement and the form Proxy to clearly mark them as "Preliminary Copies".

     4. Letter to Security Holders. We have revised the Letter to the Shareholders of the Company attached to our Proxy Statement and it no longer refers to "track record."

     5. Cover Page. We have added disclosure as to the date of the proxy statement and the date the proxy statement was first delivered to shareholders.

     6. Record Date and Voting Securities. During an April 12, 2005 hearing, the Court ordered FirstPlus to hold the election of directors on September 1,

2005 (see Enclosure 3, part 1). During a court hearing held on August 5, 2005, the parties stipulated to continue the Special Shareholder Meeting date to November 16, 2005 (see Enclosure 3 part 2). As of the date of this letter, management for FirstPlus has proposed a new record date, but the record date has not yet been adopted by FirstPlus. We have revised this disclosure.

     7. Revocability of Proxy. We have revised the disclosure regarding this matter.

     8. Voting and Solicitation. We have eliminated this disclosure. For quorum requirements please see Enclosure 4 (The Company's Amended and Restated Bylaws,
Article II).

     9. Voting and Solicitation. We understand the requirements of Rule 14a--6(b) and (c) and intend to comply with the same.

     10. Voting and Solicitation. We intend to solicit proxies through the FPFX Internet chat room (message board) utilizing the following website: www.ragingbull.lycos.com. It will be used to refer to the Committee's website www.fpfx.org which will contain soliciting material. This website is under construction and is not currently available to the public.

     11. Voting and Solicitation. We have inserted a section in the amended proxy statement entitled "Proxy Solicitation and Expenses" and have included the required information in that section.

     12. Quorum; Abstention: Broker Non-Voting. We have revised these sections of the Proxy Statement.

     13. Reasons for Solicitation. The disclosures under the heading "Reasons for Solicitation" are based on the following:

     o "The Company has failed to hold an annual meeting or election of directors since March 1998."

The last annual meeting and election of directors held by the Company was on March 4, 1998. See May 19, 1998 Form 10-Q (Enclosure 5).

     o "The Company Board has also failed to provide audited financial statements to the shareholders for over seven (7) years."

The Company's financial statements for the periods ending December 31, 1997, March 31, 1998, June 30, 1998, and September 30, 1998 were not audited (see Enclosures 5 and 6). On January 29, 1999 (see Enclosure 7a) the Company issued a press release stating:

     The Company will restate its financial statements for each of the fiscal years in the three-year period ended September 30, 1997 [i.e., reaching back to October 1, 2004], the three-month transition period ended December 31, 1997, and the first three quarters of the fiscal year ended December 31, 1998. The Company is currently in the process of estimating the ultimate impact of the restatement. However, as disclosed in the Company's Form 10-Q for the September 1998 quarter, it is expected that the impact will be material to the results of all prior periods. As a result of the restatement, the Company will release results for the fiscal year ended December 31, 1998 following the completion of the restatement of prior financial statements and the filing of its Annual Report for fiscal year 1998 on Form 10-K. The Company presently anticipates completing this process by mid-March 1999.

In March 1999, the Company stated the following (see Enclosure 8): The Company currently cannot estimate when it will complete its restatement, release results for fiscal year 1998, and file its Form 10-K for the year ending December 31, 1998 with the Securities and Exchange Commission. It is expected that the impact of the restatement will be material to the results of all prior periods. Accordingly, previously issued financial results for the periods indicated as affected by the restatement above should not be relied upon.

The Company has failed to complete the restatement. On July 31, 2005, the Company obtained an audit of the Company's balance sheet as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the periods ended December 31, 2003 and 2004. The Court and the Petitioners' Counsel received a copy of this report on August 1, 2005; however, the Committee's Counsel is required by Court order to keep the contents of the audit confidential until it is publicly released. As of the date of this letter, the Company has still not filed with the Securities and Exchange Commission the audit of the Company's balance sheet as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the periods ended December 31, 2003 and 2004.

     o "Prior to the Court order for this Special Meeting, the Company has not filed annual reports on Form 10-K, as required by the Securities and Exchange Commission, since December 9, 1997. The Company has not filed a quarterly report on Form 10-Q, as required by the Securities and Exchange Commission, since November 16, 1998."

The Company's last Form 10-K was filed on December 9, 1997. The Company's last Form 10-Q was filed on November 16, 1998.

     o "Because of the above, in March 2005, 73 shareholders of FirstPlus filed a Petition to order an election of directors of FirstPlus and a Complaint for equitable, declaratory, and injunctive relief in the matter captioned Danford L. Martin, et. al. v. FirstPlus Financial Group, Inc., et al., Case No. CV05-00465, pending in the Second Judicial District Court of the State of Nevada in and for the County of Washoe, as provided for by NRS 78.345: "NRS 78.345 Election of Directors by order of court upon failure of regular election.
      1. If any corporation fails to elect directors within 18 months after the last election of directors required by NRS 78.330, the district court has jurisdiction in equity, upon application of any one or more stockholders holding stock entitling them to exercise at least 15 percent of the voting power, to order the election of directors in the manner required by NRS 78.330.
      2. The application must be made by petition filed in the county where the registered office of the corporation is located and must be brought on behalf of all stockholders desiring to be joined therein. Such notice must be given to the corporation and the stockholders as the court may direct.
      3. The directors elected pursuant to this section have the same rights, powers and duties and the same tenure of office as directors elected by the stockholders at the annual meeting held at the time prescribed therefore, next before the date of the election pursuant to this section, would have had."
The following Committee members participated in that Shareholder Petition:
Robert D. Davis, George R. Eberting, Rupen Gulenyan, James P. Hanson, and Danford L Martin. As a result of this, the Court ORDERED the Company to hold a Special Election of directors in Reno, Nevada (where the Court is located). The election of directors is scheduled for November 16, 2005."

See documents attached in response to question No. 6, above.

     o "The Company has failed to file federal income tax returns for the years 2002, 2003, and 2004."

In his capacity as a shareholder owning more than 1% of the Company, Danford L. Martin made a written request to the IRS requesting a copy of the Company's federal income tax returns for the years 1999 through 2003. See Letters received back from the IRS dated August 31, 2004 and Jan 24, 2005, (Enclosure 9). A recent call to the IRS verified that the Company has still failed to provide any federal income tax return for the years 2002, 2003, or 2004.

     o "The Company repeatedly made negative statements in press releases and 8-K filings such as: "At this time it is unlikely that FirstPlus Financial Group, Inc. will reconstitute any of its previous business plans such as originating mortgage loans, servicing mortgage loan portfolios, or investing in mortgage loan portfolios and Interest Only Strips. Additionally, there are no current plans to re-list FirstPlus Financial Group, Inc.'s common stock with any major stock exchange."

See Press Releases dated June 2, 2000, September 21, 2000, November 9, 2000, November 6, 2001, and July 1, 2002 (Enclosure 7b). Also see Form 8-K as of November 5, 2001 (Enclosure 15).

     o "Despite the Company's repeated promises, it has failed to restate its financial statements for the three-year period ended September 30, 1997, and has failed to obtain audited financial statements for any period following September 30, 1997."

On January 29, 1999 FirstPlus Financial Group, Inc. issued a press release (see Enclosure 7a) stating:

     The Company will restate its financial statements for each of the fiscal years in the three-year period ended September 30, 1997 [i.e., reaching back to October 1, 2004], the three-month transition period ended December 31, 1997, and the first three quarters of the fiscal year ended December 31, 1998. The Company is currently in the process of estimating the ultimate impact of the restatement. However, as disclosed in the Company's Form 10-Q for the September 1998 quarter, it is expected that the impact will be material to the results of all prior periods. As a result of the restatement, the Company will release results for the fiscal year ended December 31, 1998 following the completion of the restatement of prior financial statements and the filing of its Annual Report for fiscal year 1998 on Form 10-K. The Company presently anticipates completing this process by mid-March 1999.

In its April 2, 1999 Form 8-K (see Enclosure 8), FirstPlus stated as follows:

     As a result of limited resources and conflicting demands, the Company has not completed the analysis necessary to complete the previously announced restatement nor the preparation of its financial statements. As such, the Company is delaying the release of earnings for the fiscal year ended December 31, 1998 and does not expect to timely file its Annual Report on Form 10-K. The Company has previously stated that it is in the process of restating its financial statements for each of the fiscal years in the three-year period ended September 30, 1997 [i.e., reaching back to October 1, 2004], the three-month transition period ended December 31, 1997, and the first three quarters of the fiscal year ended December 31, 1998. The restatement is the result of revising its methodology for estimating the fair value of I/O Strips and Receivable from Trusts assets to the "cash-out" method from the previously used "cash-in" method to comply with the Securities and Exchange Commission guidance announced on December 8, 1998.

     The Company currently cannot estimate when it will complete its restatement, release results for fiscal year 1998, and file its Form 10-K for the year ending December 31, 1998 with the Securities and Exchange Commission. It is expected that the impact of the restatement will be material to the results of all prior periods. Accordingly, previously issued financial results for the periods indicated as affected by the restatement above should not be relied upon.

In its October 6, 1999 Form 8-K as of September 29, 1999 (see Enclosure 10), FirstPlus stated:

     The Company previously announced that it would implement new accounting guidance regarding the valuation of its retained interests from securitization transactions provided by the Financial Accounting Standards
     Board ("FASB") and the Securities and Exchange Commission ("SEC"). . . .
     The SEC Staff announced on December 8, 1998 that the change to the "cash-out" method should be made by restatement. Based on this guidance, the Company must revise its methodology for estimating the fair value of I/O Strips and Receivable from Trusts assets to the "cash-out" method from the previously used "cash-in" method.

     As previously disclosed, the Company is required to restate its financial statements for each of the fiscal years in three-year period ended September 30, 1997 [i.e., reaching back to October 1, 2004], the three-month transition period ended December 31, 1997, and the first three quarters of the fiscal year ended December 31, 1998.

     As a result of limited resources and other issues, the Company has been unable to complete the previously announced restatement nor the preparation of its financial statements for the fiscal year ended December 31, 1998 or any subsequent period. As such, the Company has not yet filed its Annual Report on Form 10-K or its Quarterly Reports on Form 10-Q for the first two quarters of fiscal 1999. The Company is currently unable to make an assessment as to when it will be able to file its delinquent filings or any of its future filings. It is expected that the impact of the restatement will be material to the results of all prior periods. Accordingly, previously issued financial results for the periods indicated as affected by the restatement above should not be relied upon.

In its February 4, 2002 Form 8-K (see Enclosure 11), FirstPlus provided the following answers to shareholder questions:

     [Shareholder Question No.] 1. Why not wait until the Group Audited Financials are published so that shareholder approval can be obtained before going ahead with the Freedom deal?

     [FirstPlus Answer:] The FirstPlus Financial Group, Inc. audited financials are in process. That task has been presented with some difficult challenges that are being overcome through continued effort by the auditors. . . .

                                      * * *

     [Shareholder Question No.] 17. When will the Hein Audit be released to Shareholders? Will it include all of the Company subsidiaries?

     [FirstPlus Answer:] It is expected that the Hein Audit will be completed during the second calendar quarter of 2002. The Company intends to file the audit under cover of a Form 10-K. The audit will include a consolidated financial presentation of Group and its remaining subsidiaries.

In its July 15, 2002 Form 8-K (see Enclosure 12), FirstPlus stated:

      While [FirstPlus Financial] Group is not current with its SEC filings, it is expected to be current within two months as audits are being performed that will allow Group to file the required documents with the SEC.

     o "The engagement letter for the Company's current auditor merely provides for the auditor to audit the Company's balance sheet as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the periods ended December 31, 2003 and 2004. This leaves a black hole from October 1, 1994 through December 31, 2002."

The engagement letter for FirstPlus' current auditor, Lightfoot Guest Moore & Co., PC, provides that that auditor "will audit the balance sheet of FirstPlus Financial Group, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the periods ended December 31, 2003 and 2004." (See Enclosure 13).

     14. Reasons for Solicitation. The bullets in this section are the events resulting in the current proxy contest. The last paragraph is a summarization, which is: Summary - Because of the reasons stated above, the Committee believes that it is imperative to replace the present Board of Directors in an attempt to salvage our investment in the Company of the substantial value the Committee believe still remains, and return that value to the current shareholders, who are the owners of the Company. As a result, most of the Committee members participated in the Shareholder Petition described in the fourth bullet above. During the April 12, 2005 Hearing, Mr. Jack Draper (President of FirstPlus) introduced himself to several Shareholders (five or six). Among the Shareholders were three (Danford Martin, James Hanson, and George Eberting) who later became part of the "Committee". Danford Martin and James Hanson did not engage in conversation with Mr. Draper. Mr. Draper had a brief conversation with George Eberting.

Subsequently on July 13, 2005, a "Notice of Nomination" nominating seven (7) Directors was sent to the Company and their Counsel, as within the last two years, the Company had as many as 7 Directors. The Company's legal counsel notified the Committee's legal counsel that only 4 Directors will be elected at the up-coming special meeting. On July 29, 2005 a re-constituted Committee sent the Company a revision to the "Notice of Nomination" resulting with the nomination of four (4) Committee Nominees: (1) Danford L. Martin, (2) James T. Capretz, (3) James P. Hanson, and (4) Robert D. Davis who are nominated for an opposing slate to Company's nominated director candidates.

     15. Reasons for Solicitation. This disclosure has been revised and is now the fourth bullet.

     16. Reasons for Solicitation. This statement has been deleted (prior fourth bullet was removed).

     17. Proposal One, Election of Directors. This statement has been revised. Also, please see Enclosure 4 (The Company's Amended and Restated Bylaws, Article
II).

     18. Proposal One, Election of Directors. This disclosure has been revised, and additional disclosure has been added. All statements throughout the proxy statement that say "ensure the salvage of substantial value" have been removed. The statement that the nominees will consider alliances without dilutive effects to the current security holders has been modified to say "If elected, the Committee Nominees intend to consider alliances and/or mergers that would enhance shareholder value, to the fullest extent possible." We will be unable to expand on the plan until we have access to audited financials and current tax returns. We have added the disclaimer "Without access to audited financial statements over the past 7 years and current tax returns, there is no assurance that, even if our nominees are elected, they will be able to successfully carry out each of the items mentioned above." .

     19. Proposal One, Election of Directors. Additional disclosure has been added. Also, see disclosures in INFORMATION CONCERNING THE PARTICIPANTS, page 14.

     20. Proposal One, Election of Directors. The following disclosure was added to page 15 "The Committee members are unaware of any existing company agreements with change in control provisions that may be triggered by the election of our nominees".

     21. Proposal One, Election of Directors. We understand the requirements of Rule 14a-4(d) and understand our limitations as to discretionary authority. We have revised the Proxy Card to refer to this matter.

     22. Proposal One, Election of Directors. We have revised the disclosure. Section "Nominees" page 6 is amended to include the statement "Each of the Committee Nominees has consented to serve as a director and, if elected, would hold office until his successor is duly elected or until his earlier death, retirement, resignation or removal". Also, removed statements with respect to any changes in Nominee and/or Board actions prior to the election. No changes are expected and/or planned for.

         23. How Do I Vote in Person. We have revised the statement to remove the reference to "other proposals".

     24. Schedule 1. Schedule 1 has been revised per your request. Also added is a record of all securities of the registrant purchased or sold within the past two years by Committee members.

     25. Schedule 1. The stock ownership table has been revised.

     26. Schedule 1. The stock ownership table has been revised.

     27. Other Matters. We have revised this disclosure to delete the reference to "registered holders."

     28. Form of Proxy. We have revised the proxy card. The revised proxy card is attached to the Amended Proxy Statement.

     29. Form of Proxy Card. We have revised the proxy card. The revised proxy card is attached to the Amended Proxy Statement.

     30. Closing Comments. The amended Schedule 14A (Preliminary Proxy Statement) has been filed concurrently with this reply. Enclosed (see Enclosure
14) is a written statement from each of the filing persons acknowledging that:
(1) the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would like to distribute the Definitive Proxy Statement as soon as possible. If you have any questions or need additional information, please contact our counsel, Nathan Jenkins, Esq. at (775) 829-7800. His cell phone number is 775-690-0888 and his email address is njenkins@jenkinscarter.com. I appreciate your help in this matter.

         Sincerely,


         /s/ Danford L. Martin
         ---------------------
         Danford L. Martin
         FPFX Shareholder Value Committee
         7 Egret Lane
         Aliso Viejo, CA  92656


Cc:  Nathan Jenkins, Jerry Carter, Committee Members

15 Enclosures:
    1. FPFX Shareholder Value Committee Background.
    2. Company Web Site Election Statement at http://firstplusgroup.com/index.html
    3. Court Transcript of April 12, 3005 and August 5, 2005 Hearings.
    4. The Company's Amended and Restated Bylaws (first two Articles).
    5. Form 10-Q of May 19, 1998 and Form 10-QT/A of May 19, 1998.
    6. Form 10-Q of August 14, 1998 and Form 10-Q of November 16, 1998.
    7. Press Release of January 29, 1999 and other Press Releases.
    8. Form 8-K as of March 6, 1999.
    9. IRS Letters Regarding FirstPlus Tax Returns.
   10. Form 8-K as of September 29, 1999
   11. Form 8-K as of February 1, 2002
   12. Form 8-K as of June 28, 2002
   13. Engagement Letter for Company's current Auditor, May 16, 2005 (page 1).
   14. Statement from each of the filing persons (Committee).
   15. Form 8-K as of November 5, 2001

Enclosure 1 - FPFX Shareholder Value Committee Background

                   FPFX Shareholder Value Committee Background


1. A "Nominating Committee" was formed on July 11, 2005 called the FPFX Shareholder Value Committee (the "Committee"). At that time, the Committee consisted of seven (7) Shareholders Douglas H. Baskett, James T. Capretz, Robert
D. Davis, George R. Eberting, Rupen Gulenyan, James P. Hanson, and Danford L. Martin. Each committee member signed a consent form whereby each agreed to serve as Directors if elected.

2. On July 13, 2005 Nominations for seven (7) Directors was formally submitted to FirstPlus (and their counsel) by the Nominating Committee (from our counsel).

3. On July 19, 2005 the Committee was informed that FirstPlus' counsel notified Committee's counsel that only four (4) Director Seats were to be elected at the scheduled Special Meeting to Elect Directors.

4. On July 20, the "Nominating Committee" to nominate seven (7) Directors was dissolved.

5. On July 24, Douglas H. Baskett officially withdrew from an attempt to form a new Committee to nominate only 4 Directors. Two other shareholders also withdrew their nomination for Director. A new Committee was formed on July 27, 2005 (using the same name as before) consisting of only six shareholders to nominate only 4 Directors, and to act as solicitors of votes and proxies for the Special Meeting of Shareholders to Elect Directors. The new FPFX Shareholder Value Committee (the "Committee") consisted of six (6) shareholders James T. Capretz, Robert D. Davis, George R. Eberting, Rupen Gulenyan, James P. Hanson, and Danford L. Martin.

6. On July 27, the Committee submitted the preliminary Schedule 14A, which was the first time the new Committee was used (with only 6 people nominating only 4 Directors). Also, at that time, the Committee's counsel notified FirstPlus of the Preliminary Schedule 14A and amended the "Nominations" to only 4 Directors. FirstPlus was also put on notice regarding the new Committee (six people nominating 4 Directors) via the EDGAR notification when the Committee filed a Preliminary Schedule 14A on July 27, 2005.

Enclosure 2 - Company Web Site Statement at http://firstplusgroup.com/index.html

                                    FIRSTPLUS
                                    Financial
                                    FORM 8-K
                             CURRENT REPORT PURSUANT
                          TO SECTION 13OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

Upon the request of the petitioners in the court action styled Danford L. Martin, et al. v. FirstPlus Financial Group, Inc., et al., in the Second Judicial District Court for the State of Nevada, the registrant has agreed to postpone the registrant's 2005 Special Meeting of Shareholders (the "Special Meeting"). The date of the Special Meeting, originally set for September 1, 2005, has been rescheduled to November 16, 2005.


The above referenced Form 8-K was filed with the Securities Exchange Commission on August 11, 2005.


                                          /s/ Jack (J.D.) Draper
                                          ----------------------
                                          Jack (J.D.) Draper
                                          President/CEO
                                          FIRSTPLUS Financial Group,Inc.




Financial Group, Inc.

Enclosure 3 - Court Transcript of April 12, 2005 and August 5, 2005 Hearing.

April 12, 2005 Hearing Transcript
                                        1
 1   Code #4185
 2   SUNSHINE REPORTING SERVICES
    1895 Plumas Street, Suite 3
 3   Reno, Nevada  89509
    775-323-3411
 4
 5
 6      IN THE SECOND JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA
 7                    IN AND FOR THE COUNTY OF WASHOE
 8                HONORABLE PETER I. BREEN, DISTRICT JUDGE
 9                                 -o0o-
10   DANFORD L. MARTIN, et al.,
11               Plaintiffs,                 Case No. CV05-00465
12   vs.                                     Dept. 7
13   FIRSTPLUS FINANCIAL, et al.,
14                Defendants.
    ----------------------------------/
15
16                       TRANSCRIPT OF PROCEEDINGS
17                     HEARING ON ORDER TO SHOW CAUSE
18                             April 12, 2005
19                              Reno, Nevada
20
21
22
23           REPORTED BY:  CONSTANCE S. EISENBERG, CCR #142, RMR
24                      SUNSHINE REPORTING SERVICES
25          1895 Plumas Street, Suites 3 & 4, Reno, Nevada  89509

                                        2
 1
 2   APPEARANCES:
 3
 4   For the Plaintiffs:    BROOKE SHAW ZUMPFT
                           BY:  T. SCOTT BROOKE, ESQ.
 5                          AND:  WILL GEDDES, ESQ.
                           P. O. Box 2860
 6                          1590 Fourth Street, Ste. 100
                           Minden, Nevada  89423
 7                          775-782-7171
                         Fax 775-782-3081
 8                          brooke@brooke-shaw.com
                           geddes@brooke-shaw.com
 9
10
    For the Defendants:    KUMMER KAEMPFER BONNER & RENSHAW
11                          BY:  JAMES W. PUZEY, ESQ.

                           5250 S. Virginia St., Ste. 220
12                          Reno, Nevada  89502
                           775-852-3900
13                          Fax 775-852-3982
                          jpuzey@kkbr.com
14
15                          JENKENS & GILCHRIST
                           BY:  JOSEPH C. EDWARDS, ESQ.
16                          AND:  ANDREW E. JILLSON, ESQ.
                           214-855-4153
17                          Fax 214-855-4300
                           jedwards@jenkens.com
18                          ajillson@jenkens.com
19
20
                  *                 *                *                 *

                                       32

 5   THE COURT:  Before we get into an evidentiary hearing, I

 6   am prepared to find that there's an agreement that the evidence
 7   supports an order that the election be held -- is that correct?

 8             MR. GEDDES:  May we have a point of clarification, Your
 9   Honor?
10 Does it have the effect and force that this is a court
11 order?


12   THE COURT: Court order, yeah. It would be -- you would


13 be hard pressed to provide evidence to me that from -- you have 14 not had an election within the confines of subsection one, that 15 the petitioners, they want to have at least 50 percent at least. 16 There isn't anything else that's required, is there? There isn't 17 anything else that is required.
18             MR. EDWARDS:  We don't dispute that, Your Honor.

19             THE COURT:  All right.  It is ordered that an election
20   be held.

21             MR. GEDDES:  Thank you, Your Honor.
22             THE COURT:  Number two, it's just my sense, I get from
23   what I've read, that any -- I'm not sure that -- I'm not sure and
24   maybe I would need evidence on that, that I need a special master.

25   My sense is that an election could be held here by September the

                                       33
 1   1st, that's about four or five months away. Let's put the

 2 directors' feet to the fire little bit. And I have to admit that 3 I'm not familiar with what this requires.

November 5, 2005 Hearing Transcript

 1   Code No. 4185
 2
 3
 4

     IN THE SECOND JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA
 5
                    IN AND FOR THE COUNTY OF WASHOE
 6
          BEFORE THE HONORABLE PETER I. BREEN, DISTRICT JUDGE
 7
 8
 9   DANFORD L. MARTIN, et al.,     :
                                   :
10              Plaintiffs,         :
                                   :    Case No. CV05-00465
11          -vs-                    :
                                   :    Dept. No. 7
12   FIRSTPLUS FINANCIAL, et al.,   :
                                   :
13              Defendants.         :
    -------------------------------:
14
15
16                           STATUS HEARING
17                           August 5, 2005
18                            Reno, Nevada
19
20
21   APPEARANCES:  (see separate page.)
22
23
    Reported by:  Lesley A. Clarkson, CCR #182
24
25

                                        2
 1                        A_P_P_E_A_R_A_N_C_E_S
 2
 3   FOR THE PLAINTIFFS:           NATHAN M. JENKINS, ESQ.
                                  JERRY CARTER, ESQ.
 4                                 JENKINS & CARTER
                                501 Hammill Lane
 5                                 Reno, Nevada  89511
 6
                                  T. SCOTT BROOKE, ESQ.
 7                                 BROOKE SHAW ZUMPFT
                                  1590 Fourth Street
 8                                 Minden, Nevada  89423
 9
10
    FOR THE DEFENDANTS:           JOSEPH C. EDWARDS, ESQ.
11                                 JENKENS & GILCHRIST
                                  1445 Ross Avenue, Suite 3200
12                                 Dallas, Texas  75202
13

14
15
16
17
18
19
20
21
22
23
24
25

                                        3
 1           RENO, NEVADA, FRIDAY, AUGUST 5, 2005, 3:03 P.M.
 2                               -o0o-
 3
 4             THE COURT:  Well, counsel, how are we doing here?
 5             MR. JENKINS:  Well, Your Honor, while you have been
 6   busy, so have counsel, and we have a stipulation to put upon
 7   the record that resolves the motion that was briefed, as well
 8   as other issues attendant to the election.
 9             Before I get into that, I would like to say, before I
10 forget it, the courtroom looks beautiful. This is the first 11 time I have seen the gallery with the new seats. It's 12 gorgeous.
13             THE COURT:  Thank you.
14             MR. JENKINS:  It's fun to come here and see this
15   beautiful courtroom.
16             THE COURT:  All we have are the two lights, the
17   sconce and the scagliola to wrap around the pillars, and we are
18   done.
19             MR. JENKINS:  Good.  It's looking better every time
20   we come.
21             We have reached this agreement on the motion, Your
22   Honor.  FirstPlus has agreed to pay the actual costs of the
23   mailing and printing for the election for the shareholders up
24   to a cap of $20,000.  So it's actual costs not to exceed
25   $20,000.  And the way that will be handled is the contractor

                                        4
 1   that the shareholders hire will invoice FirstPlus for those
 2   costs.
 3             That resolves the motion.  We have some other issues
 4   to take up.
 5             FirstPlus has confirmed to us today that there are no
 6 preferred shares outstanding, so that eliminates one of the
 7 issues.
 8             As you know, FirstPlus has completed their annual
 9 audit, supplied it to the Court and counsel pursuant to a 10 confidentiality order. We have agreed that that audit will be

11 kept confidential until FirstPlus files it publicly as a 10K
12 with the SEC, which is anticipated to happen next week.
13             We have some other issues attendant to the election.
14 We had asked FirstPlus to hire an election inspector. They
15 have agreed to do so and have nominated Carl Hagberg, who was
16 the expert witness at our last hearing, to be the election
17 inspector, and we have agreed that he can be election
18 inspector.
19             The shareholders have filed their preliminary proxy
20 statement with the SEC. When we do that, the SEC has ten days
21 to comment upon that. We have just today received comments
22 upon that. So we will be responding to those comments.
23             FirstPlus has yet to file their 10K or their proxy
24 statement. We anticipate that they will receive comments.
25 Those proxy statements cannot be mailed out until the SEC is

                                        5
 1 satisfied. And based upon Mr. Hagberg's testimony, we need at 2 least 30 to 40 days after those proxy statements are mailed out

 3 before the election is held. We are already less than 30 days, 4 and so we have agreed that we will set a new date for the 5 election for November 16, 2005.

 6             FirstPlus had previously chosen the site of the
 7 Peppermill Hotel-Casino, a room there, and I assume that that
 8 will keep the same site for the election.
 9             MR. EDWARDS: Judge, Joe Edwards. The only thing is
10 I know that they had lined up the Peppermill for September 1.
11 We just hit on November 16 today. I would hope and assume it's 12 available. I can't commit to it because I just don't know.
13 But a location will be located.
14             THE COURT:  I'm sure they will be available.
15             MR. JENKINS:  There will an available room for that.
16   We have set that in the middle of the week to try to make it
17   convenient for everyone.
18             Moving the election out means that the record date
19 has to be moved out also, and FirstPlus has agreed to let us
20 know what the new record date will be within ten days of today. 21 That doesn't mean the record date will be within ten days, but 22 they will tell us what the new record date is within ten days
23 of today.
24             The shareholders had previously given the nomination
25   of directors to FirstPlus.  They have those and are reviewing

                                        6
 1 those, and they will let us know within ten days of today if 2 there's any objections to our nominated slate of directors.
 3             I'm just looking at my notes to see if there's
 4 anything that I have missed that we have agreed upon. Unless 5 counsel has anything else, I think that's everything.
 6             Mr. Edwards.

 7             MR. EDWARDS:  Judge, I believe that the petitioners'
 8   counsel sufficiently stated what we have agreed to on behalf of
 9   the respondents, including we think the courtroom looks
10   spectacular as well.
11             Thank you.
12             MR. JENKINS:  And we will provide an order to Your
13   Honor to memorialize what we have stipulated and put on the
14   record.
15             THE COURT:  Do we want another date?
16             MR. JENKINS:  I think we ought to set another date
17   maybe a month from now, with the understanding that it may well
18   be vacated.
19             THE COURT:  Okay.
20             MR. JENKINS:  Because counsel have been communicating
21   frequently, and we have been making progress.
22             THE COURT:  It sounds like things are running pretty
23   good right now.
24             MR. JENKINS:  But as you know, even greater progress
25   is made just before Your Honor takes the bench, as it happened

                                        7
 1   today.  So another day may be helpful.
 2             THE COURT:  I'm going to be gone from September 3
 3   to --
 4             THE CLERK:  You will be back the 13th, Your Honor,
 5   and the next Friday available that you would have would be
 6   September 16.
 7             MR. EDWARDS:  I think that should be fine.
 8             MR. JENKINS:  What about the 23rd?  I actually have,
 9   now that I look at my calendar --
10             THE COURT:  That's fine as well, I'm sure.
11             THE CLERK:  It's fine, Your Honor.
12             MR. EDWARDS:  That's fine, I believe.
13             THE CLERK:  What time, Your Honor, would you like?
14             THE COURT:  1:30.  Doesn't that sound okay?
15             THE CLERK:  The 23rd at 1:30, then.
16             MR. JENKINS:  With that, Your Honor, I assume that
17   the status quo will remain in effect, and we will keep pursuing
18   this election.  And hopefully it will happen.
19             MR. EDWARDS:  Thank you, Your Honor.
20             THE COURT:  Anything else?
21             MR. EDWARDS:  Not from the respondents.
22             THE COURT:  Boy, that's the way to make it easy on
23   the old judge.
24             MR. JENKINS:  Thank you, Your Honor.
25                  (3:10, proceedings concluded.)

                                        8
 1   STATE OF NEVADA        )
 2                          ) ss
 3   COUNTY OF WASHOE       )
 4

 5
 6             I, LESLEY A. CLARKSON, Official Reporter of the
 7   Second Judicial District Court of the State of Nevada, in
 8   and for the County of Washoe, DO HEREBY CERTIFY:
 9             That I was present in Department No. 7 of the
10 within-entitled Court on Friday, August 5, 2005, and took
11 stenotype notes of the proceedings entitled herein and
12 thereafter transcribed them into typewriting as herein appears;
13             That the foregoing transcript is a full, true and
14 correct transcription of my stenotype notes of said hearing.
15             Dated this 16th day of August, 2005.
16
17
18
19
20                          ___________________________
21                          Lesley A. Clarkson, CCR #182
22

Enclosure 4 - The Company's Amended and Restated Bylaws (first two Articles)

                         FIRSTPLUS FINANCIAL GROUP, INC.
                           AMENDED AND RESTATED BYLAWS

                                    ARTICLE I
                                     OFFICES

Section 1. The registered office of the Corporation shall be located at such place within the State of Nevada as the Board of Directors may determine from time to time. The initial registered office of the Corporation shall be as specified in the Articles of Incorporation of the Corporation.

Section 2. The Corporation may also have offices at such other places, within and without the State of Nevada, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

                                   ARTICLE II
                            MEETINGS OF STOCKHOLDERS

Section 1. All annual meetings of stockholders shall be held at the offices of the Corporation in the City of Dallas, State of Texas, or at such other place as from time to time may be designated by resolution of the Board of Directors. Special meetings of the stockholders may be held at such time and place, within or without the State of Nevada, as may be stated in the notice of the meeting or in a duly executed waiver of notice thereof.


Section 2. Annual meetings of stockholders, commencing with the year 1996, shall be held at such time and date as may be designated by the Board of Directors, at which the stockholders shall elect a Board of Directors, and transact such other business as may properly be brought before the meeting.


Section 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the chairman of the board or the president and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of the holders of not less than fifty percent (50%) of all shares entitled to vote at the meeting. Such request shall state the purpose or purposes of the proposed meeting.

Section 4. Notices of meetings shall be in writing and signed by the chairman of the board, the president, a vice president, the secretary, an assistant secretary, or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time when, and the place, which may be within or without Nevada, where it is to be held. A copy of such notice shall be either delivered personally to, or shall be mailed postage prepaid to, each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the Corporation and upon such mailing of any such notice, the service thereof shall be complete, and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a Corporation or association, or to any member of a partnership shall constitute delivery of such notice to such Corporation, association or partnership. In the event of the transfer of stock after delivery or mailing of the notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 5. Business transacted at any special meeting shall be limited to the purposes stated in the notice.

Section 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, a quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.


Section 7. When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the statutes or of the Articles of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 8. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders, except to the extent that voting rights of any class are increased, limited or denied by the Articles of Incorporation or the Nevada General Corporation Law, as amended.

Section 9. At any meeting of the stockholders, any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No such proxy shall be valid after the expiration of six (6) months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven years from the date of its execution. Subject to the above, any proxy duly executed is not revoked and continues in full force and effect until an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the Corporation.

Enclosure 5 - Form 10-Q/A of May 19, 1998 for period ending Dec 31, 1997 and Form 10-Q of May 19, 1998 for period ending Mar 31, 1997


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           FORM 10-Q/A AMENDMENT NO. 1

                                   (Mark One)

          [ ] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.
                         For the quarterly period ended

                                       OR

          [X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                For the transition period from October 1, 1997 to
                                December 31, 1997

                         Commission file number 0-27550

                        FIRSTPLUS Financial Group, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


            Nevada                                          75-2561085
-------------------------------                    ----------------------------
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                        Identification No.)

          1600 Viceroy, Dallas, Texas                        75235
-------------------------------------------------------------------------------
         (Address of principal executive offices)          (Zip Code)

                                 (214) 599-6400

Former fiscal year end September 30, 1997; New fiscal year end December 31, 1998
-------------------------------------------------------------------------------
                 (Former name, former address and former fiscal
                       year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No[ ]

There were 37,165,147 shares of voting common stock and 690,990 shares of non-voting common stock, $.01 par value outstanding as of January 31, 1998.

                                EXPLANATORY NOTE

FIRSTPLUS Financial Group, Inc. (the "Company" or "FIRSTPLUS") is amending its Transition Report on Form 10-Q for the transition period ended December 31, 1997. The amendment is to reflect an increase in the gain on securitized loan sales, net, and the corresponding increase in the interest only strip ("I/O Strips"), and a decrease in interest income on interest only strips. The Company utilizes a volatility-based formula to ascertain the market discount rate on its I/O Strips, as required by Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"). During the December 1997 quarter, and extending through the March 1998 quarter, extreme market uncertainties resulted in FIRSTPLUS utilizing a discount rate to value its I/O Strips which attempted to account for these uncertainties. Since that time, FIRSTPLUS has developed an enhanced residual valuation model. This model takes into account the most relevant valuation factors as of the date of the related securitization, and specifically addresses the structure of the securities and the discount rates. When evaluating the three months ended December 31, 1997, management concluded that the residuals resulting from this period's securitizations were recorded at levels inconsistent with the enhanced model. After further consideration regarding the conditions that existed on December 31, 1997, FIRSTPLUS has concluded that the discount rates associated with I/O Strips generated during the December 1997 quarter were overstated. As such, the Company's net income for the December 1997 quarter was understated.

This Amendment No. 1 on Form 10-Q/A to the Transition Report on Form 10-Q of the Company for the transition period ended December 31, 1997 contains revised financial statements (Part I Item 1) and management's discussion and analysis of financial condition and results of operations (Part I Items 2) resulting from the above changes. Each of the items included herein has been restated in full.

                         FIRSTPLUS FINANCIAL GROUP, INC.
                      INDEX TO FORM 10-Q/A AMENDMENT NO. 1

Part I.  FINANCIAL INFORMATION
         Item 1. Financial Statements                                      Page
                                                                           ----

                 Consolidated Balance Sheets -
                   September 30, 1997 and December 31, 1997 (Unaudited)-     3

                 Consolidated Statements of Income-(Unaudited)
                   Three Months Ended December 31, 1996 and
                   December 31, 1997                                         4

                 Consolidated Statements of Cash Flows-(Unaudited)
                   Three Months Ended December 31, 1996 and
                   December 31, 1997                                         5

                 Notes to Consolidated Financial Statements-(Unaudited)      6

         Item 2. Management's Discussion and Analysis of Financial
                   Condition and Results of Operations                       8

Part II. OTHER INFORMATION

         Item 6. Exhibits and Reports on Form 8-K                           12

SIGNATURE                                                                   12

Enclosure 5 - Form 10-Q of May 19, 1998 for period ending Mar 31, 1997

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 10-Q

                                   (Mark One)

            [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.
                  For the quarterly period ended March 31, 1998

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                For the transition period from _______________to _______________


Commission file number                     0-27550
                      ---------------------------------------------------------

                         FIRSTPLUS Financial Group, Inc.
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

            Nevada                                          75-2561085
-------------------------------                    ----------------------------
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                        Identification No.)

          1600 Viceroy, Dallas, Texas                        75235
-------------------------------------------------------------------------------
         (Address of principal executive offices)          (Zip Code)

                                 (214) 599-6400


-------------------------------------------------------------------------------
              (Former name, former address and former fiscal year,
                          if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]


There were 37,424,924 shares of voting common stock and 690,990 shares of non-voting common stock, $.01 par value, outstanding as of April 30, 1998.

                         FIRSTPLUS FINANCIAL GROUP, INC.
                               INDEX TO FORM 10-Q

Part I.  FINANCIAL INFORMATION

         Item 1.   Financial Statements                                                    Page
                                                                                           ----


                 Consolidated Balance Sheets -
                   September 30, 1997, and March 31, 1998 (Unaudited)......................3

                 Consolidated Statements of Income-(Unaudited)
                   Three Months Ended March 31, 1997 and March 31, 1998....................4

                 Condensed Consolidated Statements of Stockholders' Equity-(Unaudited)
                   Three Months Ended March 31, 1997 and March 31, 1998....................5

                 Consolidated Statements of Cash Flows-(Unaudited)
                   Three Months Ended March 31, 1997 and March 31, 1998....................6

                 Notes to Consolidated Financial Statements-(Unaudited)....................7

         Item 2.   Management's Discussion and Analysis of Financial Condition
                       and Results of Operations...........................................11

Part II.  OTHER INFORMATION

         Item 1.   Legal Proceedings.......................................................15

         Item 2.   Changes in Securities...................................................15

         Item 3.   Defaults Upon Senior Securities.........................................15

         Item 4.   Submission of Matters to a Vote of Security Holders.....................15

         Item 5.   Other Information.......................................................15

         Item 6.   Exhibits and Reports on Form 8-K........................................15

SIGNATURE      ............................................................................15

Enclosure 6 - Form 10-Q of August 14, 1998 for period ending June 30, 1998 and
              Form 10-Q of November 16, 1998 for period ending Sep 30, 1998


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 10-Q

                                   (Mark One)

            [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.
                  For the quarterly period ended June 30, 1998

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______________to _______________

  Commission file number                         0-27550
                       ---------------------------------------------------------

                         FIRSTPLUS Financial Group, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Nevada                                          75-2561085
-------------------------------                    ----------------------------
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                        Identification No.)

          1600 Viceroy, Dallas, Texas                        75235
-------------------------------------------------------------------------------
         (Address of principal executive offices)          (Zip Code)

                                 (214) 599-6400


-------------------------------------------------------------------------------
              (Former name, former address and former fiscal year,
                          if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

There were 37,884,831 shares of voting common stock and 690,990 shares of non-voting common stock, $.01 par value, outstanding as of July 31, 1998.

                         FIRSTPLUS FINANCIAL GROUP, INC.
                               INDEX TO FORM 10-Q

Part I.  FINANCIAL INFORMATION

         Item 1. Financial Statements                                      Page


               Consolidated Balance Sheets -
                 June 30, 1998 (Unaudited) and September 30, 1997            3

               Consolidated Statements of Income - (Unaudited) Three Months
                 Ended June 30, 1998 and June 30, 1997 and Six Months Ended
                 June 30, 1998 and June 30, 1997                             4

               Condensed Consolidated Statements of Stockholders'
                 Equity - (Unaudited) Three Months and Six Months
                 Ended June 30, 1998 and June 30, 1997                       5

               Consolidated Statements of Cash Flows- (Unaudited)
                 Six Months Ended June 30, 1998 and June 30, 1997            7

               Notes to Consolidated Financial Statements- (Unaudited)       8

         Item 2.   Management's Discussion and Analysis of Financial
               Condition and Results of Operations                           11

Part II.  OTHER INFORMATION

         Item 1.   Legal Proceedings                                         16

         Item 2.   Changes In Securities                                     16

         Item 3.   Defaults Upon Senior Securities                           16

         Item 4.   Submission of Matters to a Vote of Security Holders       16

         Item 5.   Other Information                                         16

         Item 6.   Exhibits and Reports on Form 8-K                          16

Enclosure 7 - Form 10-Q of November 16, 1998 for period ending Sep 30, 1998

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 10-Q

                                   (Mark One)

            [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.
                For the quarterly period ended September 30, 1998

                                       OR

            [  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                 For the transition period from _____________ to _____________

Commission file number                 0-27550
                      ----------------------------------

                         FIRSTPLUS Financial Group, Inc.
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

            Nevada                                            75-2561085
-------------------------------                           -------------------
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                           Identification No.)


          1600 Viceroy, Dallas, Texas                        75235
-------------------------------------------------------------------------------
         (Address of principal executive offices)          (Zip Code)

                                 (214) 599-6400


-------------------------------------------------------------------------------
              (Former name, former address and former fiscal year,
                         if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

There were 42,198,388 shares of voting common stock and 690,990 shares of non-voting common stock, $.01 par value, outstanding as of October 31, 1998.

                         FIRSTPLUS FINANCIAL GROUP, INC.

                               INDEX TO FORM 10-Q


Part I.  FINANCIAL INFORMATION


         Item 1. Financial Statements                                                        Page
                                                                                             ----


                 Unaudited Consolidated Balance Sheets -
                      September 30, 1998 and September 30, 1997.............................  3

                 Unaudited Consolidated Statements of Income -
                      Three Months Ended September 30, 1998 and September 30, 1997
                      and Nine Months Ended September 30, 1998 and September 30, 1997.......  4

                 Unaudited Condensed Consolidated Statements of Stockholders' Equity -
                      Three Months and Nine Months Ended September 30, 1998
                      and September 30, 1997................................................  5

                 Unaudited Consolidated Statements of Cash Flows-
                      Nine Months Ended September 30, 1998 and September 30, 1997...........  7

                 Notes to Consolidated Financial Statements-................................  8

         Item 2. Management's Discussion and Analysis of Financial Condition
                      and Results of Operations............................................. 11

Part II. OTHER INFORMATION

         Item 1. Legal Proceedings.......................................................... 18

         Item 2. Changes In Securities...................................................... 18

         Item 3. Defaults Upon Senior Securities............................................ 18

Enclosure 7a - Press Release of January 29, 1999

http://www.prnewswire.com, Copyright (C) 2002 PR Newswire.  All rights reserved.
********************************************************************************


CONTACT:                                     Daniel T. Phillips, Chairman/CEO
                                             Eric C. Green, President
                                             William P. Benac, CFO
                                             John R. Hauge, Group Executive
                                             FIRSTPLUS Financial Group, Inc.
FOR IMMEDIATE RELEASE
                                             Michele Katz, Ian Hirsch
                                             Press: Brian Maddox, Estelle Bieber
                                             Morgen-Walke Associates
(212)850-5600

                      FIRSTPLUS ANNOUNCES IMPLEMENTATION OF
                             NEW ACCOUNTING GUIDANCE

DALLAS, Texas, January 29, 1999 - FIRSTPLUS Financial Group, Inc. (NYSE: FP) today announced it will be implementing new accounting guidance regarding the valuation of its retained interests from securitization transactions recently provided by the Financial Accounting Standards Board ("FASB"). As reported in the Company's September 30, 1998 Form 10-Q, the FASB issued a draft Special Report ("A Guide to Implementation of Statement 125 on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, Questions and Answers, Second Edition") which was finalized during December 1998. In this Special Report, the FASB concluded that the "cash-out" method of valuing retained interests should be used to estimate fair value. The Securities and Exchange Commission Staff announced on December 8, 1998 that the change to the "cash-out" method should be made by restatement. Based on this guidance, the Company is revising its methodology for estimating the fair value of I/O Strips and Receivable from Trusts assets to the "cash-out" method from the previously used "cash-in" method.

Prior to the issuance of the FASB's Special Report, one of two different valuation techniques, the "cash-in" method or the "cash-out" method, had been used under Statement 125 to estimate the fair value of retained interests such as I/O Strips and other credit enhancements by specialty finance companies. The basic difference between the two methods concerns the period over which the estimated cash flows are discounted. The discount period in the "cash-in" method ends when it is estimated the trust will collect the cash. The "cash-out" method discounts cash flows from the date it is estimated that the trust will return the cash to the Company.


The Company will restate its financial statements for each of the fiscal years in the three-year period ended September 30, 1997, the three-month transition period ended December 31, 1997, and the first three quarters of the fiscal year ended December 31, 1998. The Company is currently in the process of estimating the ultimate impact of the restatement. However, as disclosed in the Company's Form 10-Q for the September 1998 quarter, it is expected that the impact will be material to the results of all prior periods. As a result of the restatement, the Company will release results for the fiscal year ended December 31, 1998 following the completion of the restatement of prior financial statements and the filing of its Annual Report for fiscal year 1998 on Form 10-K. The Company presently anticipates completing this process by mid-March 1999.


-more-

FIRSTPLUS Financial Group, Inc.


FIRSTPLUS Financial Group, Inc. is a diversified consumer finance company that originates, services, and sells consumer finance receivables. FIRSTPLUS is headquartered in Dallas, Texas.


The above statements contained in this press release that are not historical facts, including, but not limited to, statements that can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this press release could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are: the ultimate outcome of any negotiations, short-term interest rate fluctuations, level of defaults and prepayments, general economic conditions, competition, government regulation and possible future litigation, as well as the risks and uncertainties discussed in the Company's Current Report on Form 8-K, dated December 19, 1996, including without limitation, the uncertainties set forth from time to time in the Company's other public reports and filings and public statements.

                                      # # #

Enclosure 7b - Other Press Releases

Repeatedly negative statements in Press Releases by FirstPlus (appropriate sections are annotated with bold - 10 pages).
Jun 2, 2000       FirstPlus Announces Bankruptcy Plan Closing

Sep 21, 2000      FIRSTPLUS Announces Negotiations for Acquisition

Nov 9, 2000       FIRSTPLUS Engages Independent Accountants

Nov 6, 2001       FIRSTPLUS Announces Formation of Residual Trust for
                  Shareholders and Creditors and Acquisition of Interests of Freedom Commercial Credit LLC

Jul 1, 2002       FIRSTPLUS Announces Termination of Transaction With Freedom
                  Commercial Credit LLC and Acquisition of Limited Liability
                  Company Interests of CL Capital Lending, LLC

********************************************************************************
*********** Actual Press Releases Follow, annotated with bold emphasis added.
********************************************************************************

FirstPlus Announces Bankruptcy Plan Closing

DALLAS, Jun 2, 2000 /PRNewswire via COMTEX/ -- FirstPlus Financial Group, Inc.
(FPFX) announced the closing on May 10, 2000 of the bankruptcy plan (the Plan) for its wholly owned subsidiary, FirstPlus Financial, Inc. The Plan, as approved, was initially filed on July 2, 1999 with the United States Bankruptcy Court, Northern District of Texas, Dallas Division.

As specified in the Plan, FirstPlus Financial Group, Inc. will dispose of a substantial portion of its assets and provide the proceeds to the FirstPlus Financial, Inc. bankruptcy estate (the Bankruptcy Estate) as part of its settlement with the Bankruptcy Estate. The primary assets to be disposed of are owned by Western Interstate Bancorp (WIB) a wholly owned subsidiary of FirstPlus Financial Group, Inc. These assets include contractual servicing rights for mortgage loans serviced by WIB and an FDIC-regulated California Loan Company, located in California. WIB has entered into a definitive agreement to sell its servicing rights to Countrywide Home Loans, Inc. subject to certain closing conditions. Subsequent to the dispositions described above, the primary remaining FirstPlus Financial Group, Inc. assets will reside in FirstPlus Financial, Inc.

The plan provides that FirstPlus Financial Group, Inc. will retain its ownership of the common stock of FirstPlus Financial, Inc.; however FirstPlus Financial, Inc. and WIB will be managed by an independent, court-appointed trustee and the shares may be placed in a voting trust. After settlement with its secured and unsecured creditors, FirstPlus Financial, Inc.'s primary assets will be its investments in Interest Only Strips. The investments in the Interest Only Strips are illiquid and may not produce cash flow to FirstPlus Financial, Inc. for many years, if ever.


At this time it is unlikely that FirstPlus Financial Group, Inc. will reconstitute any of its previous business plans such as originating mortgage loans, servicing mortgage loan portfolios, or investing in mortgage loan portfolios and Interest Only Strips. Additionally, there are no current plans to re-list FirstPlus Financial Group, Inc.'s common stock with any major stock exchange.


FirstPlus Financial Group, Inc. is still confronted with significant issues regarding the viability of the company as a public entity. These issues include, but are not limited to, the shareholder class action, and other litigation, audit and SEC regulatory compliance issues, and the negotiation of liabilities and encumbrances at FirstPlus Financial Group, Inc. If each of these issues can be resolved the company will continue to review and pursue appropriate business alternatives.

The above statements contained in this press release that are not historical facts, including, but not limited to, statements that can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this press release could differ materially from those stated in such forward- looking statements. Among the factors that could cause actual results to differ materially are: the ultimate outcome of any negotiations, short term interest rate fluctuations, level of defaults and prepayments, general economic conditions, competition, government regulation and possible future litigation, as well as the risks and uncertainties discussed in the Company's Current Report on Form 8-K, dated December 19, 1996, including without limitation, the uncertainties set forth from time to time in the Company's other public reports and filings and public statements.

SOURCE FirstPlus Financial Group, Inc.

CONTACT:     Kenny Cobern of FirstPlus Financial Group, Inc., 214-599-6314URL:
http://www.firstplus.comhttp://www.prnewswire.com
(C) 2000 PR Newswire. All rights reserved.

KEYWORD: Texas  CaliforniaINDUSTRY KEYWORD: FINSUBJECT CODE: BCY  OTC

********************************************************************************

FIRSTPLUS Announces Negotiations for Acquisition

9/21/2000 8:58:00 AM
DALLAS, Sep 21, 2000 /PRNewswire via COMTEX/ -- FIRSTPLUS Financial Group, Inc.
(FPFX) announced today that it is engaged in negotiations to acquire Nineteenth Investment Corporation in a tax free stock-for-stock transaction. The parties to the proposed transaction do not intend to formalize any understanding regarding the acquisition until the various issues surrounding FIRSTPLUS are resolved to the satisfaction of the parties. At that point, the parties anticipate executing a letter of intent that contemplates a definitive agreement, which itself will be subject to various and customary conditions to closing. FIRSTPLUS believes that there is a significant likelihood that the issues may not be resolved and that the transaction will not move forward, in which case, the liquidation of FIRSTPLUS may be necessary. However, because of the existing confusion and speculation in the marketplace regarding the future of FIRSTPLUS, the company considers it prudent to disclose these negotiations at this time. Nineteenth is primarily a real estate acquisition and finance company, which is affiliated with Daniel T. Phillips, the Chairman and CEO of FIRSTPLUS. The value of the acquisition will be based upon a multiple of future cash flow, which will be subject to adjustment based upon actual results. The issuance of FIRSTPLUS shares in the transaction will provide Nineteenth's shareholders with effective control of FIRSTPLUS, which represents substantial dilution to existing shareholders.

As previously disclosed, it is unlikely that FIRSTPLUS will reconstitute any of its previous business plans, such as originating mortgage loans, servicing mortgage loan portfolios, or investing in mortgage loan portfolios and Interest Only Strips. Additionally, if the transaction is not consummated, there are no plans to re-list the company's common stock with any major stock exchange. FIRSTPLUS believes that the proposed transaction with Nineteenth represents the only potential opportunity for the company to resume business as an operating entity; and, because of Nineteenth's affiliation with Mr. Phillips, the company believes that Nineteenth is the only entity that would be willing to take the stock of FIRSTPLUS as consideration in an acquisition. If there is a significant adverse market reaction to the proposed acquisition, then the parties may determine not to move forward.

Presently, FIRSTPLUS has no operating business and is still confronted with significant issues regarding its viability. These issues include, but are not limited to, liquidity issues, the pending shareholder class action and other litigation, audit and SEC regulatory compliance issues, and the negotiation of liabilities and encumbrances, including the defaulted obligations to its convertible bondholders. As previously disclosed, FIRSTPLUS' main operating subsidiary, FIRSTPLUS Financial, Inc. (FPFI), filed for reorganization under Chapter 11 of the United States Bankruptcy Code on March 5, 1999. On May 10, 2000, the bankruptcy plan (the Plan) for FPFI closed. The Plan, as approved, was initially filed on July 2, 1999 with the United States Bankruptcy Court, Northern District of Texas, Dallas Division. As specified in the Plan, FIRSTPLUS is required to dispose of a substantial portion of its assets and provide the proceeds to the FPFI bankruptcy estate (Bankruptcy Estate) as part of its settlement with the Bankruptcy Estate. The primary assets to be disposed of are owned by Western Interstate Bancorp (WIB) a wholly owned subsidiary of FIRSTPLUS. These assets include contractual servicing rights for mortgage loans serviced by WIB and an FDIC-regulated California Industrial Loan Company (FIRSTPLUS Bank). The previously announced sale of the servicing rights to Country Wide Home Loans, Inc. closed on August 30, 2000, and FIRSTPLUS Bank is currently being marketed for sale. Proceeds from the sales will benefit creditors of FPFI. The Plan provides that FIRSTPLUS will retain its ownership of the common stock of FPFI; however, FPFI and WIB are managed by an independent, court-appointed trustee and the shares may be placed in a voting trust. Consequently, FIRSTPLUS has no control over the assets or operations of FPFI, WIB or FIRSTPLUS Bank.


As a result of the Plan settlement, FIRSTPLUS' primary assets are its investments in Interest Only Strips, through its ownership of FPFI. The investments in Interest Only Strips are illiquid (and encumbered) and may not produce cash flow to FPFI for many years, if ever. In any event, the first cash flows from the Interest Only Strips are committed to funding a portion of the monies owed to Plan creditors.

Any consummation of the Nineteenth acquisition will be subject to a number of additional conditions, including the following:

     -- Receipt of all necessary consents and approvals (including approval of an independent special committee of FIRSTPLUS);
     -- Receipt of a fairness opinion by FIRSTPLUS;
     -- Absence of pending or threatened litigation regarding the definitive agreement;
     -- Resolution of all material claims against FIRSTPLUS;
     -- Preservation of FIRSTPLUS' net operating loss carryforward; and -- Other customary conditions for transactions of this type.

The above statements contained in this press release that are not historical facts, including, but not limited to, statements that can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this press release could differ materially from those stated in such forward- looking statements. Among the factors that could cause actual results to differ materially are: the ultimate outcome of any negotiations, short term interest rate fluctuations, level of defaults and prepayments, general economic conditions, competition, government regulation and possible litigation, as well as the risks and uncertainties discussed in the Company's Current Report on Form 8-K, dated December 19, 1996, including without limitation, the uncertainties set forth from time to time in the Company's other public reports and filings and public statements.

The company has established an email address to respond to inquiries regarding this announcement. Please send your emails to FPF_questions@firstplus.com to the attention of:

      Daniel T. Phillips, Chairman and CEO      FIRSTPLUS Financial Group, Inc.
      -or-
      Paul Fagan, CEO      Nineteenth Investment Corporation

SOURCE FIRSTPLUS Financial Group, Inc.
CONTACT:           Daniel T. Phillips, Chairman and CEO of FIRSTPLUS Financial
                   Group, Inc., 214-599-6301, or FPF_questions@firstplus.com
URL:               http://www.firstplus.com    http://www.prnewswire.com
(C) 2000 PR Newswire. All rights reserved.
********************************************************************************
FIRSTPLUS Engages Independent Accountants

11/9/2000 9:25:00 AM
DALLAS, Nov 9, 2000 /PRNewswire via COMTEX/ -- FIRSTPLUS Financial Group, Inc. (OTC Pink Sheets: FPFX) announced today that a special committee of its Board of Directors has been authorized to engage independent investment bankers in connection with its negotiations to acquire Nineteenth Investment Corporation in a tax free stock-for-stock transaction. The bankers will assist in the structuring of a transaction that is fair to the existing shareholders of the Company, and will render a fairness opinion. In response to fairness concerns, the structure of the proposed acquisition currently contemplates that any shares of Common Stock issued in the transaction would be of a new class or series that would not have ownership of or access to FIRSTPLUS' Interest Only Strips, which represent FIRSTPLUS' only significant asset. Consequently, the Interest Only Strips will be preserved for existing shareholders, subject to the prior rights of creditors (as previously disclosed). This structure, of course, is subject to any necessary approvals of shareholders.

In addition, FIRSTPLUS announced that it has engaged the independent accounting firm of Hein & Associates LLP, to be the company's outside auditors.

The parties to the proposed transaction do not intend to formalize any understanding regarding the acquisition until the various issues surrounding FIRSTPLUS are resolved to the satisfaction of the parties. However, any definitive agreement will be subject to various and customary conditions to closing. Nineteenth is primarily a private, real estate acquisition and finance company, which is affiliated with Daniel T. Phillips, the Chairman and CEO of

FIRSTPLUS. It is contemplated that the value of the acquisition will be based upon the relative value of FIRSTPLUS and Nineteenth. The issuance of FIRSTPLUS shares in the transaction will provide Nineteenth's shareholders with effective control of FIRSTPLUS, which represents substantial dilution to existing shareholders. However, as stated above, Nineteenth's shareholders will have no ownership of or access to FIRSTPLUS' Interest Only Strips, which represent FIRSTPLUS' only significant asset.


As previously disclosed, it is unlikely that FIRSTPLUS will reconstitute any of its previous business plans, such as originating HLTV mortgage loans, or investing in mortgage loan portfolios and Interest Only Strips. Additionally, if the transaction is not consummated, there are no plans to re-list the company's common stock with any major stock exchange. Without considering the Interest Only Strips, there is little to negative value in the FIRSTPLUS corporate entity following the bankruptcy settlement. Consequently, FIRSTPLUS believes that the proposed transaction with Nineteenth represents the only potential opportunity for the company to resume business as an operating entity; and, because of Nineteenth's affiliation with Mr. Phillips, the company believes that Nineteenth is the only entity that would be willing to take the stock of FIRSTPLUS as consideration in an acquisition. If there is a significant adverse market reaction to the proposed acquisition in its current form, then the parties may determine not to move forward.

Presently, FIRSTPLUS has no operating business and is still confronted with significant issues regarding its viability. These issues include, but are not limited to, liquidity issues, the pending shareholder class action and other litigation, audit and SEC regulatory compliance issues, and the negotiation of liabilities and encumbrances, including the defaulted obligations to its convertible bondholders. As previously disclosed, FIRSTPLUS' main operating subsidiary, FIRSTPLUS Financial, Inc. (FPFI), filed for reorganization under Chapter 11 of the United States Bankruptcy Code on March 5, 1999. On May 10, 2000, the bankruptcy plan (the Plan) for FPFI closed. The Plan, as approved, was initially filed on July 2, 1999 with the United States Bankruptcy Court, Northern District of Texas, Dallas Division. As specified in the Plan, FIRSTPLUS is required to dispose of a substantial portion of its assets and provide the proceeds to the FPFI bankruptcy estate (Bankruptcy Estate) as part of its settlement with the Bankruptcy Estate.


As a result of the Plan settlement, FIRSTPLUS' only significant asset is its investments in Interest Only Strips, through its ownership of FPFI. The investments in Interest Only Strips are illiquid (and encumbered) and may not produce cash flow to FPFI for many years, if ever. In any event, the first cash flows from the Interest Only Strips are committed to funding a portion of the monies owed to Plan creditors. Contrary to public speculation, the company has not received any cash flows from the Interest Only Strips.

The above statements contained in this press release that are not historical facts, including, but not limited to, statements that can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this press release could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are: the ultimate outcome of any negotiations, short term interest rate fluctuations, level of defaults and prepayments, general economic conditions, competition, government regulation and possible litigation, as well as the risks and uncertainties set forth from time to time in the Company's public reports and filings and public statements.

The company has established an email address to respond to inquiries regarding this announcement. Please send your emails to FPF_questions@firstplus.com to the attention of:
      Daniel T. Phillips, Chairman and CEO      FIRSTPLUS Financial Group, Inc.
      -or-
      Paul Fagan, CEO      Nineteenth Investment Corporation

SOURCE FIRSTPLUS Financial Group, Inc.
CONTACT:  Daniel T. Phillips, Chairman and CEO of FIRSTPLUS Financial
          Group, Inc., 214-599-6301, or Paul Fagan, CEO of Nineteenth Investment Corporation, 214-599-6311, both at FPF_questions@firstplus.com

URL:               http://www.firstplus.com    http://www.prnewswire.com
(C) 2000 PR Newswire. All rights reserved
********************************************************************************

FPFX -- FIRSTPLUS Financial Group Inc.
Com (1 Cent)

FIRSTPLUS Announces Formation of Residual Trust for Shareholders and Creditors And Acquisition of Limited Liability Company Interests of Freedom Commercial Credit LLC

DALLAS, Nov 6, 2001 /PRNewswire via COMTEX/ -- FIRSTPLUS Financial Group, Inc. (Pink Sheets: FPFX) announced today that it is forming a residual trust for the benefit of its shareholders and creditors and has acquired twenty-five percent of the outstanding limited liability company interests of Freedom Commercial Credit LLC ("Freedom Commercial Credit"). The acquisition was in exchange for 25,000 shares of a new series of convertible preferred stock of FIRSTPLUS and cash in the amount of $250,000, subject to adjustment based on a final valuation of Freedom Commercial Credit. The preferred stock is convertible into 45,000,000 shares of FIRSTPLUS' common stock at the option of Freedom Commercial Credit on or after the first anniversary date of the issuance of the preferred stock, but votes with the common stock prior to conversion. As a result of the foregoing transaction, Freedom Commercial Credit acquired control of FIRSTPLUS and now holds approximately 51% of the outstanding voting securities of FIRSTPLUS. Also as a result of the foregoing transaction, Freedom Commercial Credit has the right to replace management and the board of directors of FIRSTPLUS. In addition, the terms of the preferred stock provide that neither Freedom Commercial Credit nor any of its affiliates and assigns will be entitled to any of FIRSTPLUS' rights in the cash flow from the derivative interests in mortgage-backed or asset-backed securitization transactions ("Residuals") of FIRSTPLUS Financial, Inc. ("FPFI"). The transaction was based upon an independent third-party valuation of FIRSTPLUS, excluding any cash flow rights from the Residuals. Consequently, the appraiser determined that there was no remaining net value in FIRSTPLUS.

As previously disclosed, FIRSTPLUS' then main operating subsidiary, FPFI, filed for reorganization under Chapter 11 of the United States Bankruptcy Code on March 5, 1999. On May 10, 2000, the bankruptcy plan (the "Plan") for FPFI closed. The Plan, as approved, was initially filed on July 2, 1999 with the United States Bankruptcy Court, Northern District of Texas, Dallas Division. In connection with the Plan, a trust (the "FPFI Trust") was formed in order to facilitate implementation of the Plan, into which the assets of FPFI, including the stock of FPFI owned by FIRSTPLUS, were transferred for the benefit of the creditors of FPFI, including FIRSTPLUS. As a result, FIRSTPLUS no longer owns FPFI, but as a creditor of FPFI through its intercompany claim, it is a beneficiary of the FPFI Trust, last in line behind the other creditors.


As a beneficiary of the FPFI Trust, FIRSTPLUS' only significant asset is an instrument representing its portion of the cash flow rights from the Residuals held by the FPFI Trust. The Residuals are illiquid (and encumbered) and may not produce cash flow to the FPFI Trust for many years, if ever. In any event, the first cash flows from the Residuals are committed to funding a portion of the monies owed to Plan creditors. Contrary to public speculation, FIRSTPLUS has not received any cash flows from the Residuals through its cash flow instrument.


The terms of the preferred stock provide that neither Freedom Commercial Credit, nor any of its affiliates or assigns, are entitled to any of the cash flow from the Residuals. The cash flow instrument to FIRSTPLUS will be set aside in a trust (the "Residual Trust"). The beneficiary of the Residual Trust is FIRSTPLUS, for the benefit of its shareholders and creditors, but excluding Freedom Commercial Credit and its affiliates and assigns. The Residual Trust will be formed by FIRSTPLUS and managed by a trustee appointed by FIRSTPLUS. During the term of the Residual Trust, the trustee will distribute to FIRSTPLUS all of the net income from the Residual Trust.

Freedom Commercial Credit is a Utah limited liability company, which, following the transaction, is owned 75% by New Freedom Mortgage Corporation. It is in the business of buying, repackaging and selling mortgage loans.


As previously disclosed, FIRSTPLUS has no operating business and it is unlikely that FIRSTPLUS will reconstitute any of its previous business plans, such as originating mortgage loans, servicing mortgage loan portfolios, or investing in mortgage loan portfolios and interest only strips.


The above statements contained in this press release that are not historical facts, including, but not limited to, statements that can be identified by the use of forward-looking terminology such as "may," "will," "expect," anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this press release could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are: short term interest rate fluctuations, level of defaults and prepayments, general economic conditions, competition, government regulation and possible litigation, as well as the risks and uncertainties set forth from time to time in the FIRSTPLUS' public reports and filings and public statements.

                    MAKE YOUR OPINION COUNT -  Click Here
               http://tbutton.prnewswire.com/prn/11690X37825331

SOURCE FIRSTPLUS Financial Group, Inc.

CONTACT:          Daniel T. Phillips, Chairman-CEO of FIRSTPLUS Financial Group,
                  Inc., +1-214-231-7600         (FPFX)

http://www.prnewswire.com
Copyright (C) 2001 PR Newswire.  All rights reserved.
KEYWORD:          Texas INDUSTRY KEYWORD: FIN  OTC
SUBJECT CODE:     TNM
News is provided by Financial Insight Systems, Inc.
********************************************************************************

FIRSTPLUS Announces Termination of Transaction With Freedom Commercial Credit LLC and Acquisition of Limited Liability Company Interests of CL Capital Lending, LLC

DALLAS, Jul 1, 2002 /PRNewswire-FirstCall via COMTEX/ -- FIRSTPLUS Financial Group, Inc. (OTC Pink Sheets: FPFX) announced today that it has terminated the transaction to acquire twenty-five percent of the outstanding limited liability company interests of Freedom Commercial Credit LLC, due to the failure of certain conditions precedent required to fully consummate the Freedom Transaction, including the fact that the appraisal of Freedom Commercial Credit did not support the valuation necessary for the consideration paid in the transaction by FIRSTPLUS. FIRSTPLUS also announced that it has acquired 42.3% of the outstanding limited liability company interests of CL Capital Lending, LLC, in exchange for 25,639 shares of a new Series D convertible preferred stock of FIRSTPLUS. The preferred stock is convertible into 46,150,200 shares of FIRSTPLUS' common stock at the option of Capital Lending on or after the first anniversary date of the issuance of the preferred stock, but votes with the common stock prior to conversion. As a requirement of the transaction, FIRSTPLUS received a fairness opinion from Business Valuation Services as to the fairness to FIRSTPLUS' shareholders, from a financial point of view, of the interest in Capital Lending acquired by FIRSTPLUS in exchange for the Series D preferred stock and the other consideration paid. BVS valued Capital Lending in a range from approximately $9 million to $11 million. FIRSTPLUS intends to include the opinion as an exhibit to its Form 8-K that will be filed as a result of the transaction.

As a result of the foregoing transaction, Capital Lending acquired control of FIRSTPLUS and holds approximately 51% of the outstanding voting securities of FIRSTPLUS. In connection with the transaction, FIRSTPLUS agreed to expand its board of directors to seven members. Consequently, George T. Davis, a significant shareholder of FIRSTPLUS, and Jack Roubinek, the founder of Capital Lending, have become members of the Board of Directors. Mr. Davis also agreed to serve as Vice President- Investor Relations for FIRSTPLUS.

The terms of the preferred stock provide that neither Capital Lending nor any of its affiliates or assigns are entitled to any of the cash flow from the Residuals. The cash flow instrument to FIRSTPLUS has been set aside in a trust formed by FIRSTPLUS. The beneficiary of that Residual Trust is FIRSTPLUS, for the benefit of its shareholders and creditors, but excluding Capital Lending and its affiliates and assigns. FIRSTPLUS also announced that the Residual Trust will be managed by George T. Davis, as trustee. During the term of the Residual Trust, the trustee will manage the distributions of the net income from the Residual Trust.

Capital Lending is a Texas corporation formed in August 2001 in which FIRSTPLUS invested seed capital for a one-third profits interest. In connection with the above described transaction, the profits interest was converted to an equity interest in Capital Lending. Daniel T. Phillips, Chairman and CEO of FIRSTPLUS, provided consulting advice and direction to Capital Lending in connection with its formation and development and, for such services, an affiliate of Mr. Phillips received a one-third interest in Capital Lending. Because of his affiliation with Capital Lending, Mr. Phillips abstained from any vote by the board of directors of FIRSTPLUS on the Capital Lending Transaction. As a result of the transaction, and after accounting for certain employee interests, FIRSTPLUS will hold a 40.2% equity interest in Capital Lending, and a trust controlled by Jack Roubinek will hold a 27.4% interest. Mr. Phillips' affiliate's interest will be 27.4%. Capital Lending is in the business of providing lending institutions with access to a loan origination system that has the ability to allow the underwriting of loans using the institution's existing lending criteria, while at the same time capturing data to qualify loans for a credit enhancement program, on a loan-by-loan basis, which, without such credit enhancement, the institution could not otherwise offer.

As previously disclosed, FIRSTPLUS' then main operating subsidiary, FPFI, filed for reorganization under Chapter 11 of the United States Bankruptcy Code on March 5, 1999. On May 10, 2000, the bankruptcy plan for FPFI closed. The plan, as approved, was initially filed on July 2, 1999 with the United States Bankruptcy Court, Northern District of Texas, Dallas Division. In connection with the plan, the FPFI Trust was formed in order to facilitate implementation of the plan, into which the assets of FPFI, including the stock of FPFI owned by FIRSTPLUS, were transferred for the benefit of the creditors of FPFI, including FIRSTPLUS. As a result, FIRSTPLUS no longer owns FPFI, but as a creditor of FPFI through its intercompany claim, it is a beneficiary of the FPFI Trust, last in line behind the other creditors.


As a beneficiary of the FPFI Trust, FIRSTPLUS' only significant asset is an instrument representing its portion of the cash flow rights from the Residuals held by the FPFI Trust. The Residuals are illiquid (and encumbered) and may not produce cash flow to the FPFI Trust for many years, if ever. In any event, the first cash flows from the Residuals are committed to funding a portion of the monies owed to Plan creditors. Contrary to public speculation, FIRSTPLUS has not received any cash flows from the Residuals through its cash flow instrument.


The above statements contained in this press release that are not historical facts, including, but not limited to, statements that can be identified by the use of forward- looking terminology such as "may," "will," "expect," anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this press release could differ materially from those stated in such forward- looking statements. Among the factors that could cause actual results to differ materially are: short term interest rate fluctuations, level of defaults and prepayments, general economic conditions, competition, government regulation and possible litigation, as well as the risks and uncertainties set forth from time to time in the FIRSTPLUS' public reports and filings and public statements.

SOURCE FIRSTPLUS Financial Group, Inc.
CONTACT: Daniel T. Phillips, Chairman-CEO, +1-214-231-7600, or George T. Davis, VP Investor Relations, +1-615-370-9102, both of FIRSTPLUS Financial Group, Inc.

Enclosure 8 - Form 8-K as of March 6, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 8-K
                                 CURRENT REPORT
                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934
       Date of Report (or Date of Earliest Event Reported): March 6, 1999

                         FIRSTPLUS FINANCIAL GROUP, INC.
                         -------------------------------
             (Exact name of registrant as specified in its charter)

           NEVADA                       0-27550                75-256108
 -----------------------------       ---------------      -------------------
(State or other jurisdiction of     (Commission File     (IRS Employer
incorporation or organization)       Number)              Identification No.)

             1600 Viceroy Dallas, Texas                    75235
        -------------------------------------             --------
       (Address of principal executive offices)          (Zip Code)

       Registrant's telephone number, including area code: (214) 599-6400


ITEM 5. OTHER EVENTS

As previously announced, two of FIRSTPLUS Financial Group, Inc.'s (the "Company" or the "Registrant"), wholly-owned subsidiaries, FIRSTPLUS Financial, Inc., and FIRSTPLUS Special Funding Corp. filed for reorganization under Chapter 11 of the United States Bankruptcy Code on March 5, 1999. The filing was made in the United States Bankruptcy Court for the Northern District of Texas in Dallas. Neither the Registrant, nor any of its other subsidiaries has sought bankruptcy protection.

FIRSTPLUS Financial, Inc. is one of the Company's main operating sub- sidiaries. It produced, sold, and serviced the majority of the Company's High LTV loan originations. FIRSTPLUS Special Funding Corp. is a special purpose entity formed to facilitate certain borrowings by FIRSTPLUS Financial, Inc.

The liquidity issues leading to the subsidiary's bankruptcy filing have required significant focus by Senior Management. Additionally, Senior Management has been concentrating on related strategic issues such as negotiating with lenders and creditors, finding new sources of financing and whole loan purchasers, and reorganizing and recapitalizing the Company. The resources available to the Company have been limited by the liquidity issues and resulting downsizing previously disclosed.

The Registrant is currently not subject to any bankruptcy proceedings. However, the Registrant has no income producing activities and is dependent on its subsidiaries to fund its obligations. FIRSTPLUS Financial, Inc. will be severely limited in its ability or will not be able to provide such funds as a result of the bankruptcy filing. The Registrant's other significant operating subsidiary, Western Interstate Bancorp ("WIB"), is limited in its ability to release funds to the parent company due to its debt covenant restrictions. Additionally WIB's main operating company is a FDIC-insured industrial loan company, FIRSTPLUS Bank, that is also limited in the amount of funds that it can release by way of dividends or intercompany loans due to regulatory restrictions. These limitations may cause the Registrant or its other subsidiaries to experience liquidity issues similar to FIRSTPLUS Financial, Inc.

Additionally, on March 18, 1999 an event of default occurred on an interest payment following a 30-day grace period on the Company's 7.25 percent convertible subordinated notes due August 15, 2003. The Company is currently negotiating with note holders for an additional grace period. The Company is also in default on several of its lease obligations and is negotiating with those lenders to resolve such defaults. No assurance can be made as to whether the negotiations will be successful or if the negotiations are unsuccessful what the ultimate outcome will be for the Company.


As a result of limited resources and conflicting demands, the Company has not completed the analysis necessary to complete the previously announced restatement nor the preparation of its financial statements. As such, the

Company is delaying the release of earnings for the fiscal year ended December 31, 1998 and does not expect to timely file its Annual Report on Form 10-K. The Company has previously stated that it is in the process of restating its financial statements for each of the fiscal years in the three-year period ended September 30, 1997, the three-month transition period ended December 31, 1997, and the first three quarters of the fiscal year ended December 31, 1998. The restatement is the result of revising its methodology for estimating the fair value of I/O Strips and Receivable from Trusts assets to the "cash-out" method from the previously used "cash-in" method to comply with the Securities and Exchange Commission guidance announced on December 8, 1998.

The Company currently cannot estimate when it will complete its restatement, release results for fiscal year 1998, and file its Form 10-K for the year ending December 31, 1998 with the Securities and Exchange Commission. It is expected that the impact of the restatement will be material to the results of all prior periods. Accordingly, previously issued financial results for the periods indicated as affected by the restatement above should not be relied upon.

Enclosure 9 - IRS Letters Regarding FirstPlus Tax Returns

[GRAPHIC OMITTED]
IRS
Department of the Treasury
Internal Revenue Service
Ogden    UT       84201-0058

                                                  In reply refer to:  0415526370
                                                  Aug. 31, 2004 LTR 1275C
                                                  75-2561085 000000 00 000
                                                                           06182
                                                                  BODC:  LM

DANFORD L MARTIN
RE: FIRSTPLUS FINANCIAL GROUP INC
7 EGRET LN
ALISO VIEJO         CA     92656




         Taxpayer Identification Number:   75-2561085
                          Tax Period(s):   Dec. 31, 1999     Dec. 31, 2000
                                           Dec. 31, 2001     Dec. 31, 2002
                                  Forms:   1120


Dear Sir or Madam:

We received your payment and request dated June 18, 2004, for a copy of the form(s) shown above.

We are enclosing the photocopy, as you requested, for the year(s) 1999-2001.

We will send you a refund of your payment for the photocopy(s) within 60 days.

We are sorry, but the return for the tax period 2002 is not available at this time. Please resubmit your request in 60 days using the enclosed Form 4506.

If you have any questions, please call us toll free at 1-800-829-0115.

If you prefer, you may write to us at the address shown at the top of the first page of this letter.

Whenever you write, please include this letter and, in the spaces below, give us your telephone number with the hours we can reach you. Keep a copy of this letter for your records.

Telephone Number (     ) ___________________________ Hours _____________________

                                                                      0415526370
                                                   Aug. 31, 2004     LTR 1275C
                                                   75-2561085 000000 00 000
                                                                           06182

DANFORD L MARTIN
RE:  FIRSTPLUS FINANCIAL GROUP INC
7 EGRET LN
ALISO VIEJO       CA       92656






                                      Sincerely yours,


                                      /s/ Sharilee Code
                                      -----------------
                                          Sharilee Code
                                          Operations Manager, Post Processing


Enclosure(s):
Form 4506
Photocopies

[GRAPHIC OMITTED]
IRS
Department of the Treasury
Internal Revenue Service
Ogden    UT       84201-0058

                                                  In reply refer to:  0415506447
                                                  Jan. 24, 2005 LTR 1275C
                                                  75-2561085 000000 00 000
                                                                           07204
                                                                  BODC:  LM


DANFORD L MARTIN
RE: FIRSTPLUS FINANCIAL GROUP INC
7 EGRET LN
ALISO VIEJO         CA     92656




         Taxpayer Identification Number:   75-2561085
                          Tax Period(s):   Dec. 31, 2002     Dec. 31, 2003

                                  Forms:   1120


Dear Sir or Madam:

We received your payment and request dated Nov. 29, 2004, for a copy of the form(s) shown above.

We are enclosing the photocopy, as you requested, for the year(s) 2002.

We are sorry, but we cannot provide photocopies of the tax return(s) for the year(s) 2003. We searched our files using the information you gave us on Form 4506 and found no record of tax returns being filed.

We will send you a refund of your payment for the photocopy(s) within 60 days.

If you have any questions, please call us toll free at 1-800-829-0115.

If you prefer, you may write to us at the address shown at the top of the first page of this letter.

Whenever you write, please include this letter and, in the spaces below, give us your telephone number with the hours we can reach you. Keep a copy of this letter for your records.

Telephone Number (     ) ___________________________ Hours _____________________

                                                                      0415506447
                                                     Jan. 24, 2005     LTR 1275C
                                                     75-2561085 000000  00  000
                                                                           07205

DANFORD L MARTIN
RE:  FIRSTPLUS FINANCIAL GROUP INC
7 EGRET LN
ALISO VIEJO       CA       92656






                                      Sincerely yours,


                                      /s/ Sharilee Code
                                      -----------------
                                          Sharilee Code
                                          Operations Manager, Post Processing


Enclosure(s):
Photocopies

Enclosure 10 - as of September 29, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 8-K
                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
      Date of Report (Date of earliest event reported): SEPTEMBER 29, 1999

                         FIRSTPLUS FINANCIAL GROUP, INC.
                         -------------------------------
             (Exact name of registrant as specified in its charter)

           NEVADA                        0-27550               75-256108
 -----------------------------       ---------------      -------------------
(State or other jurisdiction of     (Commission File     (IRS Employer
incorporation or organization)       Number)              Identification No.)

                   1600 VICEROY, 8TH FLOOR DALLAS TEXAS 75235
                   ------------------------------------------
               (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (214) 599-6400


ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

(a)(1)(i) On September 29, 1999, Ernst & Young LLP ("E&Y") resigned as principal accountant and delivered a letter to FIRSTPLUS Financial Group, Inc. (the "Company") informing the Company of the immediate cessation of the client-auditor relationship between the Company and E&Y.

(a)(1)(ii) E&Y's report on the financial statements for the fiscal year ended September 30, 1997 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified as to uncertainty, audit scope or accounting principles. No report has been issued for the three-month transition period ended December 31, 1997 or the fiscal year ended December 31, 1998.


The Company previously announced that it would implement new accounting guidance regarding the valuation of its retained interests from securitization transactions provided by the Financial Accounting Standards Board ("FASB") and the Securities and Exchange Commission ("SEC"). As reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, the FASB issued a draft Special Report ("A Guide to Implementation of Statement 125 on

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, Questions and Answers, Second Edition") which was finalized during December 1998. In this Special Report, the FASB concluded that the "cash-out" method of valuing retained interests should be used to estimate fair value. The SEC Staff announced on December 8, 1998 that the change to the "cash-out" method should be made by restatement. Based on this guidance, the Company must revise its methodology for estimating the fair value of I/O Strips and Receivable from Trusts assets to the "cash-out" method from the previously used "cash-in" method.

As previously disclosed, the Company is required to restate its financial statements for each of the fiscal years in the three-year period ended September 30, 1997, the three-month transition period ended December 31, 1997, and the first three quarters of the fiscal year ended December 31, 1998.

As a result of limited resources and other issues, the Company has been unable to complete the previously announced restatement nor the preparation of its financial statements for the fiscal year ended December 31, 1998 or any subsequent period. As such, the Company has not yet filed its Annual Report on Form 10-K or its Quarterly Reports on Form 10-Q for the first two quarters of fiscal 1999. The Company is currently unable to make an assessment as to when it will be able to file its delinquent filings or any of its future filings. It is expected that the impact of the restatement will be material to the results of all prior periods. Accordingly, previously issued financial results for the periods indicated as affected by the restatement above should not be relied upon.

Enclosure 11 - Form 8-K as of February 1, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 8-K
                                 CURRENT REPORT
                       Pursuant to Section 13 or 15(d) of
                       The Securities Exchange Act of 1934
       Date of Report (Date of earliest event reported): February 1, 2002

                         FIRSTPLUS Financial Group, Inc.
                         -------------------------------
             (Exact name of registrant as specified in its charter)

           NEVADA                        0-27550                75-256108
 -----------------------------       ---------------      -------------------
(State or other jurisdiction of     (Commission File     (IRS Employer
incorporation or organization)       Number)              Identification No.)

    1349 Empire Central, Suite 1300     Dallas Texas           75247
  ----------------------------------------------             ----------
   (Address of principal executive offices)                  (Zip Code)

       Registrant's telephone number, including area code: (214) 231-7600

 Item 5. Other Events.

Questions re: the November 6, 2001 Press Release

This information is presented in response to certain inquiries by shareholders of FirstPlus Financial Group, Inc. ("Group" or the "Company") in connection with the previously announced transaction with Freedom Commercial Credit ("Freedom"). The questions have been restated exactly as they were posed to the Company (with the exception of the use of some defined terms):

1. Why not wait until the Group Audited Financials are published so that shareholder approval can be obtained before going ahead with the Freedom deal?


The FirstPlus Financial Group, Inc. audited financials are in process. That task has been presented with some difficult challenges that are being overcome through continued effort by the auditors. The Company believes that waiting for the financials to be finalized in order to do the Freedom transaction would, because of timing, jeopardize that transaction, which would not be in the best interests of the shareholders. The Company is fully committed to enhancing shareholder value. As has been previously disclosed, the board has been for some time actively seeking a transaction that will provide income to the Company (in addition to residual income). Because of the condition of the Company and because of its potential liabilities, the board had not been able to interest parties in a transaction with the Company. The current transaction and its timing were beneficial to the Company and fit the parameters of a successful combination. No shareholder vote is required by state law, and any delay would have jeopardized the Company's ability to close the deal.

                  *                 *                *                 *

17. When will the Hein Audit be released to Shareholders? Will it include all of the Company subsidiaries?

         It is expected that the Hein Audit will be completed during the second calendar quarter of 2002. The Company intends to file the audit under cover of a Form 10-K. The audit will include a consolidated financial presentation of Group and its remaining subsidiaries.

                                        5

         18. After the Creditors are paid, how often will the distribution of the residuals be made?

         The residuals pay quarterly.

         19. Why was this deal done with Freedom Commercial Credit? Why not just manage and dispense the income from the Strips ourselves?

         Essentially, that is what is happening. The Residual Trust will manage and dispense the income from the Cash Flow Instrument. Freedom is not a part of that. The deal with Freedom was done apart from the residuals. The transaction was implemented to provide some income to Group, and to provide new management and some operational foundation for the future of Group.

         20. Are you planning to send a letter to all Shareholders explaining these changes, with more detail?

         Obviously, there is a cost associated with shareholder mailings. Consequently, the Company is providing these answers under cover of a Form 8-K that can be accessed by all shareholders.

         21. When are you planning a joint communication of the changes with Freedom?

         As the Company has disclosed, Freedom has the right to change management and the board of directors. Current management and the board have no control over that. It is expected that the Company's new officers and directors will announce any changes.

         22. If there is "no remaining net value in FirstPlus" except what is being put in the Residual Trust, why is Freedom interested in taking over our company?

         The value of Group is zero to negative. However, the Company acquired value when it acquired the 25% interest in Freedom. Group's management believes that Freedom is interested in the Company, because it is still a public company with potential. The board has not found a great interest from others in acquiring the Company because, in part, of the burden associated with "cleaning up" Group's reporting position and bringing it current with the SEC. The current shareholders of the Company have indicated that they believe the real (and only) value of Group is its cash flow interest in the residuals. That has been preserved for the shareholders. If Group's interest in Freedom can inject income through its operations into Group, then that is an extra benefit to the shareholders.

         23. Will Group shares continue to be traded?

         The transaction with Freedom represents a change of control. That alone should not impact Group's shares, to the extent that they are traded.

         24. The Bankruptcy Trustee was assigned by the court to represent the interests of the Creditors. When the Hein Associates audit of Group is complete, are you going to share it with Shareholders?

                                        6

         As mentioned above, it is the intention of the Company to file the Group audit with the SEC. You should keep in mind that the audit of Group is unrelated to the financial presentations of FPFI, WIB, and FirstPlus Bank (which are owned by the FPFI Creditors Trust) or the Trustee.

         25. Who are the Group directors that approved the deal?

         The transaction with Freedom was unanimously approved by all of the directors, notwithstanding that approval meant that they would likely lose their positions as directors. These directors have worked hard for a significant period of time on salvaging Group for the future, even in the face of continuing and unreasonable criticism from the shareholders. These shareholders are not aware of the hours spent and the issues confronted by these directors--notwithstanding the threats of liability and lawsuits against them that they have withstood during their tenure. Now that they have engineered a transaction that preserves the cash flow from the residuals for the shareholders and creditors, and that costs them their positions with the Company--things that the shareholders have clamored for--they are still being beset with criticism and threats of liability. That is unfortunate and inappropriate. These are demonstrably hard working, committed men that took positions as directors that others were afraid to assume.

         26. Third-party independent appraisers determined that this was an arm's-length transaction, based upon your PR. How can they make a judicious determination without financial statements from Group, Freedom and FPFI?

         No, that is not correct. Although the transaction was in fact a negotiated, arm's-length transaction, that issue was not addressed by the appraisers. Rather, the appraiser's job was to analyze the value of Group, which has no operations. Therefore, that was inherently a balance sheet analysis of assets, liabilities and prospects. All information required was provided to the appraiser for its determination. FPFI is owned by the Bankruptcy Trust. Its financials are irrelevant to the operations of Group. Freedom is an operating entity with revenue and income. That is an important element to the value of Freedom, and the financials and appraisal of Freedom are forthcoming.

         27. Do you intend to buy the FirstPlus name from Freedom in the future? If so, will the proceeds go into the Residual Trust?

         Freedom does not own the FirstPlus name. That name is still owned by Group (which is owned in turn by its shareholders).

         28. Will all of the principal and interest from bank loans the Trustee is currently using to pay Creditors go into the Residual Trust once the Creditors are paid?

         As noted in number 2 above, the Residual Assets of the Debtor will be used to make quarterly payments from the reorganized Debtor to the FPFI Creditor Trust for all cash flow received from the Residual Assets after prior satisfaction of all Allowed Secured Claims against the Residual Assets and payment of any federal income taxes. Group's claims against the Cash Flow Instrument are also described in number 2 above. As ultimate beneficiaries of the Residual Trust, established for Group's claim against the FPFI Creditor Trust, Group's shareholders and creditors are entitled to receive distributions from Group out of the Residual Trust.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned hereunto duly authorized.

                                       FIRSTPLUS FINANCIAL GROUP, INC.



Date: February 1, 2002                 By:  /s/ Daniel T. Phillips
                                       --------------------------------------
                                       Name: Daniel T. Phillips
                                       Title: President

Enclosure 12 - Form 8-K as of June 28, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 8-K
                                 CURRENT REPORT
                         Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934
         Date of Report (Date of earliest event reported): June 28, 2002

                         FIRSTPLUS Financial Group, Inc.
                         -------------------------------
             (Exact name of registrant as specified in its charter)


   NEVADA                         0-27750              75-2561085
-----------------------------------------------------------------



Item 1. Change in Control of Registrant.

On June 28, 2002, CL Capital Lending, LLC, a Texas limited liability company ("Capital Lending"), acquired 25,639 shares of Series D Convertible Preferred Stock (the "Series D Preferred") of FIRSTPLUS Financial Group, Inc. (the "Company"). The sale of Series D Preferred to Capital Lending was unanimously approved by the Board of Directors of the Company, with the exception of Daniel
T. Phillips, Chairman and Chief Executive Officer of the Company, who abstained from the vote because of his affiliation with Capital Lending. See "Item 2. Acquisition or Disposition of Assets," below. The Series D Preferred is convertible into 46,150,200 shares of the Company's common stock at the option of Capital Lending on or after the first anniversary date of the issuance of the Series D Preferred, but votes with the common stock prior to conversion. As a result of the foregoing transaction, Capital Lending acquired control of the Company and now holds approximately 51% of the outstanding voting securities of the Company. In connection with the transaction, the Company agreed to expand its Board of Directors to seven members. Consequently, George T. Davis, a significant shareholder of the Company, and Jack Roubinek, the founder of Capital Lending, have become members of the Board of Directors. Mr. Davis also agreed to serve as Vice President--Investor Relations for the Company. The name of the Company will not change as a result of this transaction, nor should this transaction impact trading of the Company's shares. Because the Company was previously delisted from trading on the New York Stock Exchange, there is no requirement for a shareholder vote for this transaction. See "Item 2. Acquisition or Disposition of Assets," below.

         *        *        *        *

Assets

In the case of some of Group's tangible assets, we were able to use the book value of the assets in the NAV framework. This is the case with the cash, an advance to Jack Roubinek, and a mortgage loan. Certain other assets required further analysis to determine a fair value.

The Capital Lending one-third profit-sharing rights owned by Group were valued based on the range of values concluded for Capital Lending. While profit-sharing rights have many features that make them comparable to equity ownership, the holders of profit-sharing rights are at a disadvantage to equity holders in a number of key areas. These are:


o  Profit-sharing rights holders have no voting rights;
o  Management has no fiduciary duty to profit-sharing rights holders;
o Profit-sharing rights holders have no protection under dissenting shareholders laws; and
o Profit-sharing rights holders are not eligible to participate in the proceeds from an asset sale.


Based on our calculations we determined that a one-third equity interest in Capital Lending would be valued between $3,042,000 and $3,725,000. We then applied discount ranges of 5% to 7% for lack of voting rights; 10% to 15% for the absence of management fiduciary duties to profit-sharing rights holders; 10% to 15% for the absence of dissenting shareholder rights; and 15% to 20% for the lack of participation in proceeds from an asset sale or liquidation. The resulting range of reasonable values for the one-third profit-sharing rights in Capital Lending held by Group is $1,636,000 to $2,436,000.


Group also has the intangible value associated with its status as a public company. While Group is not current with its SEC filings, it is expected to be current within two months as audits are being performed that will allow Group to file the required documents with the SEC.

Enclosure 13 -  Engagement Letter (Company's current Auditor)

[GRAPHIC OMITTED]
LIGHTFOOTGUESTMOORE & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

May 16, 2005                                    PLEASE RETAIN
                                                THIS IS YOUR PERMANENT RECORD
                                                IT IS OUR POLICY TO RETAIN FILES
                                                FOR NO LONGER THAN (3) YEARS.

J.D. Draper
FIRSTPLUS Financial Group, Inc.
5100 N. O'Connor Blvd, 6th Floor
Irving, Texas 75039

Dear Mr. Draper:

This letter documents our mutual understanding of the arrangements for the scope of services described herein.

Audit Services

Lightfoot Guest Moore & Co., PC ("Lightfoot Guest Moore") will audit the balance sheet of FIRSTPLUS Financial Group, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the periods ended December 31, 2003 and 2004. Our audit will be conducted in accordance with the standards of the United States Public Company Accounting Oversight Board ("PCAOB standards"). Our audit will include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant judgments and estimates made by management, as well as evaluating the overall financial statement presentation.

An audit includes obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit is not designed to provide assurance on internal control or to identify internal control deficiencies. Also, an audit of the Company's financial statements does not provide support for management's evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures or its internal control over financial reporting. However, we are responsible for communicating to the audit committee, or others of equivalent authority to responsibility, significant deficiencies and material weaknesses in internal controls over financial reporting that come to our attention during the coarse of our engagement. We are also responsible for communicating to the board of directors any specific significant deficiency or material weekness identified where we conclude that the audit committee's oversight of the Company's external financial reporting and internal control over financial reporting is ineffective.

When conducting an audit on a test basis, PCAOB standards require the auditor to obtain reasonable assurance that the financial statements are free of material misstatement, whether caused by error or fraud. An audit is not a guarantee of the accuracy of the financial statements and is subject to the inherent risk that errors, fraud, or illegal acts, if they exist, might not be detected. If the audit committee wishes us to direct special auditing procedures to particular matters, we would be pleased to work with you to develop a separate engagement for that purpose.



1501 LBJ Freeway, Suite 500, Dallas, TX 75234 972. 243.6500 972.243.1333fax
www.lgmcpa.com

Enclosure 14 - Statement from each of the filing persons (Committee)

              STATEMENT BY FPFX SHAREHOLDER VALUE COMMITTEE MEMBERS

         In connection to SEC comments, our response to same, and the amended
Schedule 14A Preliminary Proxy Statement, each of the filing persons make the following statement acknowledging that:

   o The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

   o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

   o The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, we are advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.



/s/ James T. Capretz      8/16/05       /s/ Robert D. Davis      8/17/05
--------------------      -------       -------------------      -------
Signature                 Date          Signature                 Date

JAMES T. CAPRETZ                        ROBERT D. DAVIS
----------------                        ---------------
Printed Name                            Printed Name


/s/ George R. Eberting    8/17/05       /s/ Rupen Gulenyan        9/15/05
----------------------    -------       ------------------        -------
Signature                 Date          Signature                 Date

GEORGE R. EBERTING                      RUPEN GULENYAN
------------------                      --------------
Printed Name                            Printed Name


/s/ James P. Hanson       8/18/05       /s/ Danford L. Martin     8/17/15
--------------------      -------       ---------------------     -------
Signature                 Date          Signature                 Date

JAMES P. HANSON                         DANFORD L. MARTIN
---------------                         -----------------
Printed Name                            Printed Name

Enclosure 15 - Form 8-K as of November 5, 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-K
                                 CURRENT REPORT
                         Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934
       Date of Report (Date of earliest event reported): November 5, 2001

                         FIRSTPLUS Financial Group, Inc.
                         -------------------------------
             (Exact name of registrant as specified in its charter)


           NEVADA                           0-27750              75-2561085
--------------------------------   ------------------------  -------------------
(State or other jurisdiction of    (Commission File Number)    (IRS Employer
incorporation or organization)                               Identification No.)


               1349 Empire Central, Suite 1300 Dallas Texas     75247
               --------------------------------------------     -----
               (Address of principal executive offices)      (Zip Code)

       Registrant's telephone number, including area code: (214) 231-7600

Item 1. Change in Control of Registrant.

On November 5, 2001, New Freedom Mortgage Corporation, a Utah corporation ("New Freedom"), acquired 25,000 shares of Series C Convertible Preferred Stock ("Series C Preferred") of FIRSTPLUS Financial Group, Inc. (the "Company"). The sale of Series C Preferred to New Freedom was unanimously approved by the board of directors of the Company. The Series C Preferred is convertible into 45,000,000 shares of the Company's common stock at the option of New Freedom on or after the first anniversary date of its issuance, but votes with the common stock prior to conversion. As a result of the foregoing transaction, New Freedom acquired control of the Company and now holds approximately 51% of the outstanding voting securities of the Company. Also as a result of the foregoing transaction, New Freedom has the right to replace management and the board of directors of the Company. The name of the Company will not change as a result of this transaction, nor should this transaction impact trading of the Company's shares. Because the Company was previously delisted from trading on the New York Stock Exchange, there is no requirement for a shareholder vote for this transaction. See "Item 2. Acquisition or Disposition of Assets," below.

Item 2. Acquisition or Disposition of Assets.

On November 5, 2001, the Company acquired (the "Acquisition") twenty-five percent of the outstanding limited liability company interests (the "LLC Interest") of Freedom Commercial Credit LLC, a Utah limited liability company ("Freedom Commercial Credit"), which, following the transaction, is owned 75% by New Freedom. The aggregate purchase price paid by the Company for the LLC

Interest was 25,000 shares of Series C Preferred of the Company, and cash in the amount of $250,000, subject to adjustment based on a final independent valuation of Freedom Commercial Credit.

There was no material relationship between the Company and New Freedom or Freedom Commercial Credit prior to the Acquisition. The terms of the Series C Preferred provide that neither New Freedom, Freedom Commercial Credit, nor any of their affiliates or assigns, will be entitled to any of the Company's rights in the cash flow from the derivative interests in mortgage-backed or asset-backed securitization transactions (the "Residuals") of FIRSTPLUS Financial, Inc. ("FPFI"), which will be set aside for the benefit of the creditors and current shareholders of the Company in a trust (the "Trust"). The Residuals are unencumbered by any creditors of FPFI. The beneficiary of the Trust is the Company, for the benefit of its shareholders and creditors, but excluding Freedom Commercial Credit and its affiliates and assigns. The Trust will be formed by the Company and managed by a trustee appointed by the Company. During the term of the Trust, the trustee will distribute to the Company all of the net income from the Trust. New Freedom will not have the right to alter or amend the Trust. New Freedom will not receive any extraordinary benefits as a holder of the Series C Preferred, or as a holder of common stock issued to New Freedom upon conversion of the Series C Preferred. New Freedom will share with the Company's other shareholders in any distributions made by the Company to its shareholders, with the exception of distributions made from the Trust.

American Appraisal Associates recently conducted a valuation of the Company, which stated that the Company has a fair appraised value of approximately (-) $700,000, after taking into account pending litigation and other factors.
A valuation of Freedom Commercial Credit is being conducted. Depending on the results of that valuation, the cash purchase price paid by the Company for the LLC Interest may be adjusted.

New Freedom is a company which, following the transaction, owns 75% of Freedom Commercial Credit. Freedom Commercial Credit is in the business of buying, repackaging and selling mortgage loans.

Item 7. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.
The financial statements of Freedom Commercial Credit LLC required by this Item 7(a) are not yet available. The Company expects that the pro forma financial statements will be completed and filed by amendment to this Form 8-K Current Report within 60 days after the date this Form 8-K Current Report is required to be filed with the Securities and Exchange Commission.

(b) Pro forma financial information.
The pro forma financial statements of the Company required by this Item 7(b) are not yet available. The Company expects that the pro forma financial statements will be completed and filed by amendment to this Form 8-K Current Report within 60 days after the date this Form 8-K Current Report is required to be filed with the Securities and Exchange Commission.

(c) Exhibits.
The following exhibits are furnished in accordance with Item 601 of Regulation S-K.

3.1 FIRSTPLUS Financial Group, Inc. Amended and Restated Bylaws, dated October 25, 2001.

4.1 First Amendment to Rights Agreement, dated October 25, 2001, by and between FIRSTPLUS Financial Group, Inc. and Mellon Investor Services LLC (formerly Chasemellon Shareholder Services, L.L.C.).

4.2 Certificate of Designation Establishing Series C Convertible Preferred Stock of FIRSTPLUS Financial Group, Inc.

99.1 Press Release of FIRSTPLUS Financial Group, Inc., dated as of November 6, 2001.


                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          FIRSTPLUS FINANCIAL GROUP, INC.


Dated:  November 16, 2001               By: /s/ Daniel T. Phillips
                                           -------------------------------------
                                           Daniel T. Phillips, President

                                                                    EXHIBIT 99.1

                    CONTACT: Daniel T. Phillips, Chairman/CEO
                         FIRSTPLUS FINANCIAL GROUP, INC.
                                 (214) 231-7600

      FIRSTPLUS announces formation of residual trust for shareholders and creditors and acquisition of limited liability company interests of
                          Freedom Commercial Credit LLC

DALLAS, November 6, 2001 / FIRSTPLUS Financial Group, Inc. (OTC Pink Sheets:
FPFX) announced today that it is forming a residual trust for the benefit of its shareholders and creditors and has acquired twenty-five percent of the outstanding limited liability company interests of Freedom Commercial Credit LLC ("Freedom Commercial Credit"). The acquisition was in exchange for 25,000 shares of a new series of convertible preferred stock of FIRSTPLUS and cash in the amount of $250,000, subject to adjustment based on a final valuation of Freedom Commercial Credit. The preferred stock is convertible into 45,000,000 shares of FIRSTPLUS' common stock at the option of Freedom Commercial Credit on or after the first anniversary date of the issuance of the preferred stock, but votes with the common stock prior to conversion. As a result of the foregoing transaction, Freedom Commercial Credit acquired control of FIRSTPLUS and now holds approximately 51% of the outstanding voting securities of FIRSTPLUS. Also as a result of the foregoing transaction, Freedom Commercial Credit has the right to replace management and the board of directors of FIRSTPLUS.

In addition, the terms of the preferred stock provide that neither Freedom Commercial Credit nor any of its affiliates and assigns will be entitled to any of FIRSTPLUS' rights in the cash flow from the derivative interests in mortgage-backed or asset-backed securitization transactions ("Residuals") of FIRSTPLUS Financial, Inc. ("FPFI"). The transaction was based upon an independent third-party valuation of FIRSTPLUS, excluding any cash flow rights from the Residuals. Consequently, the appraiser determined that there was no remaining net value in FIRSTPLUS.

As previously disclosed, FIRSTPLUS' then main operating subsidiary, FPFI, filed for reorganization under Chapter 11 of the United States Bankruptcy Code on March 5, 1999. On May 10, 2000, the bankruptcy plan (the "Plan") for FPFI closed. The Plan, as approved, was initially filed on July 2, 1999 with the United States Bankruptcy Court, Northern District of Texas, Dallas Division. In connection with the Plan, a trust (the "FPFI Trust") was formed in order to facilitate implementation of the Plan, into which the assets of FPFI, including the stock of FPFI owned by FIRSTPLUS, were transferred for the benefit of the creditors of FPFI, including FIRSTPLUS. As a result, FIRSTPLUS no longer owns FPFI, but as a creditor of FPFI through its intercompany claim, it is a beneficiary of the FPFI Trust, last in line behind the other creditors.

As a beneficiary of the FPFI Trust, FIRSTPLUS' only significant asset is an instrument representing its portion of the cash flow rights from the Residuals held by the FPFI Trust. The Residuals are illiquid (and encumbered) and may not produce cash flow to the FPFI Trust for many years, if ever. In any event, the first cash flows from the Residuals are committed to funding a portion of the monies owed to Plan creditors. Contrary to public speculation, FIRSTPLUS has not received any cash flows from the Residuals through its cash flow instrument.

The terms of the preferred stock provide that neither Freedom Commercial Credit, nor any of its affiliates or assigns, are entitled to any of the cash flow from the Residuals. The cash flow instrument to FIRSTPLUS will be set aside in a trust (the "Residual Trust"). The beneficiary of the Residual Trust is FIRSTPLUS, for the benefit of its shareholders and creditors, but excluding Freedom Commercial Credit and its affiliates and assigns. The Residual Trust will be formed by FIRSTPLUS and managed by a trustee appointed by FIRSTPLUS. During the term of the Residual Trust, the trustee will distribute to FIRSTPLUS all of the net income from the Residual Trust.

Freedom Commercial Credit is a Utah limited liability company, which, following the transaction, is owned 75% by New Freedom Mortgage Corporation. It is in the business of buying, repackaging and selling mortgage loans.


As previously disclosed, FIRSTPLUS has no operating business and it is unlikely that FIRSTPLUS will reconstitute any of its previous business plans, such as originating mortgage loans, servicing mortgage loan portfolios, or investing in mortgage loan portfolios and interest only strips.